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Exhibit 2.1

ASSET PURCHASE AGREEMENT

By and Among

SVB SECURITIES, INC.

and

SILICON VALLEY BANCSHARES

on the one hand,

and

ALLIANT PARTNERS

and, for the purposes of
Article 3, Section 5.09 and Article 10 hereof only,

JAMES KOCHMAN, GEORGE VON GEHR,
NORMAN T. HALL, and THOMAS BENTLEY,
as the principal shareholders of ALLIANT PARTNERS,

on the other hand

Dated as of August 16, 2001

i

3.20.	Transactions With Affiliates.	21
3.21.	Relationships	21
3.22.	No Undisclosed Liabilities	21
3.23.	Competitive Restrictions.	21
3.24.	Full Disclosure	21
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER
4.01.	Existence and Good Standing	21
4.02.	Authorization and Enforceability	22
4.03.	Governmental Authorization	22
4.04.	Non-Contravention	22
4.05.	No Broker	22
4.06.	Valid Issuance of Parent Common Stock	22
4.07.	SEC Reports	22
4.08.	Compliance with Applicable Laws	23
4.09.	Competitive Restrictions	23
ARTICLE 5 COVENANTS OF SELLER PARTIES
5.01.	Operation of the Business Prior to Closing	23
5.02.	Compliance with Terms of Required Governmental Approvals and Required Contractual Consents	24
5.03.	Maintenance of Insurance Policies; Purchaser Designated Loss Payee	25
5.04.	No Continuing Negotiations	25
5.05.	Meeting of Shareholders	25
5.06.	Access to Information	25
5.07.	Notices of Certain Events	26
5.08.	Transfer of Certain Materials to Purchaser	26
5.09.	Employees and Offers of Employment	26
5.10.	Founder Shareholder Further Assurances	26
5.11.	Additions to and Modification of Seller Disclosure Schedule	27
ARTICLE 6 COVENANTS OF PARENT AND PURCHASER
6.01.	Compliance with Terms of Governmental Approvals and Consents	27
6.02.	Employees and Offers of Employment	27
6.03.	COBRA	28

6.04.	Operations of Purchaser	28
6.05.	Employee Retention Payments	29
ARTICLE 7 COVENANTS OF SELLER, PURCHASER AND PARENT
7.01.	Qualification of Parent Common Stock	29
7.02.	Further Assurances	30
7.03.	Certain Filings	30
7.04.	Public Announcements	31
7.05.	Tax Matters	31
7.06.	Allocation of Purchase Price	32
7.07.	Confidentiality	32
ARTICLE 8 CONDITIONS TO CLOSING
8.01.	Conditions to Each Party's Obligations to Closing	33
8.02.	Conditions to Obligations of Purchaser	33
8.03.	Conditions to Obligations of Seller Parties	34
ARTICLE 9 TERMINATION
9.01.	Grounds for Termination	35
9.02.	Effect of Termination	36
ARTICLE 10 INDEMNIFICATION
10.01.	General Survival	36
10.02.	Indemnification of Indemnitees; Indemnification Generally	36
10.03.	Third Party Claims	37
10.04.	Defense of Claims	37
10.05.	Payment of Indemnification Claims; Purchaser's Right of Set-Off	38
10.06.	Limitation	38
ARTICLE 11 EARNOUT AND INSTALLMENT PAYMENTS
11.01.	Earnout Arrangements	39
11.02	Earnout Payments	39
11.03.	Installment Payments	41

ARTICLE 12 PURCHASER PUT RIGHT
12.01.	Put Right	42
ARTICLE 13 MISCELLANEOUS
13.01.	Notices	42
13.02.	Amendments; Waivers	43
13.03.	Expenses	43
13.04.	Successors and Assigns	43
13.05.	Governing Law	43
13.06.	Counterparts; Effectiveness	44
13.07.	Entire Agreement	44
13.08.	Captions	44
13.09.	Severability	44
13.10.	Construction	44
13.11.	Dispute Resolution	44
13.12.	Cumulative Remedies	44
13.13.	Third Party Beneficiaries	44

EXHIBITS
Exhibit A	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B	Form of Lease Assignment
Exhibit C	Allocation of Purchase Price
Exhibit D	Form of Noncompetition Agreement
Exhibit E	Form of Employment Agreement
Exhibit F	Form of Registration Rights Agreement
Exhibit G	Form of Opinion Delivered by Counsel to Seller Parties
Exhibit H	Form of Investment Representation Statement
Exhibit I	Form of Repurchase Agreement
SCHEDULES
Schedule 1.01A	Key Employees
Schedule 1.01B	Permitted Liens
Schedule 2.01(a)	Equipment Constituting Purchased Assets
Schedule 2.01(b)	Intellectual Property Assets Constituting Purchased Assets
Schedule 2.01(c)	Prepaid Expenses Constituting Purchased Assets
Schedule 2.01(d)	Assumed Contracts Constituting Purchased Assets
Schedule 2.02(a)	Excluded Properties and Assets
Schedule 2.02(b)	Excluded Contracts
Schedule 2.02(c)	Excluded Claims
Schedule 2.03	Assumption of Liabilities
Schedule 3.05	Financials
Schedule 3.06	Ordinary Course Exceptions
Schedule 3.07(b)	Material Equipment
Schedule 3.07(c)	Material Personal Property Leases
Schedule 3.07(d)	Zoning Exceptions
Schedule 3.08	Receivables
Schedule 3.09	Litigation
Schedule 3.10(a)	Material Contracts
Schedule 3.10(c)	Clients; Fairness Opinions
Schedule 3.10(d)	Agreements Affecting Seller, Business or Purchased Assets
Schedule 3.11(a)	Permits
Schedule 3.11(b)	Required Consents
Schedule 3.11(c)	Seller Regulatory Agreements
Schedule 3.12	Compliance with Applicable Laws
Schedule 3.13	Employee Benefit Plans and Benefit Arrangements
Schedule 3.14	Labor and Employment Matters
Schedule 3.15(b)	Seller Marks
Schedule 3.16	No Broker
Schedule 3.17(a)	Environmental Permits
Schedule 3.17(d)	Environmental Exceptions
Schedule 3.18	Insurance Policies
Schedule 3.20	Affiliate Transactions
Schedule 3.21	Relationships
Schedule 3.22	Disclosed Liabilities
Schedule 3.23	Competitive Restrictions
Schedule 6.02	Designated Employees
Schedule 6.02A	Service Credit
Schedule 11.02(c)	Earnout Calculation

ASSET PURCHASE AGREEMENT

    THIS ASSET PURCHASE AGREEMENT, dated as of August 16, 2001 (this "Agreement"), is by and among Alliant Partners, a California corporation ("Seller"), and, for the purposes of Article 3, Section 5.09 and Article 10 hereof only, James Kochman, George Von Gehr, Norman T. Hall, and Thomas Bentley, as the principal shareholders of Seller (collectively the "Founder Shareholders" and together with Seller, the "Seller Parties") on the one hand, and Silicon Valley Bancshares, a Delaware corporation ("Parent") and SVB Securities, Inc., a California corporation and an indirect wholly owned subsidiary of Parent ("Purchaser") on the other hand. Initially capitalized terms have the meanings ascribed to such terms in Article I or as otherwise defined herein.

W I T N E S S E T H:

    WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller, and Parent desires to cause Purchaser to purchase from Seller, substantially all of the assets, including, all of the Operating Assets, of the Business; and

    WHEREAS, Purchaser has agreed to assume certain Liabilities relating to the Business in connection with its purchase of such assets; and

    WHEREAS, in connection with the sale of such assets to Purchaser by Seller, Seller and each employee shareholder of Seller, including the Founder Shareholders (the "Employee Shareholders") have agreed to enter into Noncompetition Agreements in favor of Purchaser and Parent; and

    WHEREAS, in connection with the sale of such assets to Purchaser by Seller, each Employee Shareholder has agreed to enter into an Employment Agreement with Purchaser.

    NOW, THEREFORE, in consideration of the foregoing premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT:

ARTICLE 1
DEFINITIONS

    1.01.  Definitions.  The following terms, as used herein, have the following meanings:

      "Acquisition Documents" means this Agreement, the Bill of Sale and Assignment and Assumption Agreement, the Noncompetition Agreements, the Employment Agreements, the Lease Assignments, the Repurchase Agreement and any other document or agreement executed in connection with any of the foregoing, together with any Exhibits and Schedules thereto, and in each case as modified, amended, supplemented, restated or renewed from time to time.

      "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.

      "Applicable Law" means, with respect to any Person, any federal, state, local or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority (including any Environmental Law) applicable to such Person or any of its properties or assets.

      "Associate" or "Associated With" means, when used to indicate a relationship with any Person, (a) any other Person of which such first Person is an officer, director or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, partnership or membership interests or other comparable ownership interests issued by such other Person, (b) any trust or other estate in which such first Person has a ten percent (10%) or more beneficial interest or as to which such first Person serves as trustee or in a similar fiduciary capacity or (c) any relative or spouse of such first Person who has the same primary residence as such first Person.

      "Bill of Sale and Assignment and Assumption Agreement" means that certain Bill of Sale and Assignment and Assumption Agreement, dated the Closing Date, by and among the Seller Parties and Purchaser, in substantially the form attached hereto as Exhibit A.

      "Books and Records" means, with respect to any Person, all files, documents, instruments, papers, books and records of such Person's operations, affairs, financial condition, results of operations, prospects, assets or Liabilities, including financial statements, Tax Returns, work papers and letters from accountants and auditors, budgets, pricing guidelines, ledgers, journals, soils reports, leases, subleases, concessions, minute books, stock certificates and books, stock transfer ledgers, contracts, licenses, customer lists, Permits, computer files and programs, retrieval programs, operating data and plans, projections, forecasts and environmental studies and plans.

      "Business" means financial and merger and acquisition advisory services, as conducted prior to and on the Closing Date by Seller.

      "Business Day" means each day other than a Saturday, Sunday or other day on which commercial banks in San Francisco, California are authorized or required by Applicable Law to close.

      "CCC" means the California Corporations Code.

      "Closing Date" means the date of the Closing.

      "Contracts" means all contracts, agreements, options, leases, licenses, sales, purchase and work orders, statements of work, commitments, instruments and other legally binding agreements of any kind, whether written or oral, to which the Seller is a party or is otherwise bound, including all investment banking engagement letters and related indemnity agreements.

      "Employment Agreements" means those certain Employment Agreements, dated the Closing Date, by and among each Employee Shareholder and Purchaser and Parent, in substantially the form attached hereto as Exhibit E.

      "Environmental Law" means all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises and similar items, of any Governmental Authority and all applicable judicial and administrative and regulatory decrees, judgments and orders relating to the protection of human health or the environment, including: (A) all requirements pertaining to the protection of human health or the environment, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act ("RCRA"), the Clean Air Act, the Federal Water Pollution Control Act and the Hazardous Materials Transportation Act; (B) all requirements pertaining to the protection of the health and safety of employees or the public (including all requirements under the Occupational Safety and Health Act and all rules and regulations promulgated thereunder); (C) all requirements pertaining to the reclamation or restoration of land; and (D) all requirements pertaining to underground storage tanks.

      "Environmental Liabilities" means all Liabilities of Seller (whether such Liabilities are owed to Governmental Authorities, third Persons or otherwise) relating to violations or conditions existing on or before the Closing Date as follows: (a) attributable to Seller's failure to comply with any Environmental Law on or prior to the Closing Date, (b) attributable to environmental contamination by Seller or any other Person on any real property on which Seller operated or conducted business on or prior to the Closing Date or (c) arising out of contamination by materials disposed of at any location by or for Seller on or prior to the Closing Date.

      "Equipment" means all machinery, equipment, furniture, office equipment, communications equipment, computer equipment, spare and replacement parts, fixtures (to the extent they do not form a part of the real property) and other tangible personal property (and interests in any of the foregoing) used in or necessary to the Business.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "GAAP" means generally accepted accounting principles in the United States of America applied on a consistent basis.

      "Governmental Approval" means an authorization, consent, approval, permit or license issued by, or a registration or filing with, or notice to, or waiver from, any Governmental Authority.

      "Governmental Authority" means any United States or foreign federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

      "Hazardous Substance" means any substance: (A) the presence of which requires investigation or remediation under any Environmental Law; (B) that is defined as a "hazardous waste," "hazardous substance," "hazardous material," pollutant or contaminant under any Environmental Law; (C) that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any applicable Governmental Authority; (D) the presence of which on any Leased Real Property causes or threatens to cause a nuisance upon such Leased Real Property or to adjacent properties or poses or threatens to pose a hazard to the health or safety of persons on or about the Leased Real Property; (E) the presence of which on adjacent properties could constitute a trespass by Seller or, after the Closing, Purchaser; (F) that contains gasoline, diesel fuel, fuel oil, or other petroleum hydrocarbons in any unconfined manner; or (G) that contains PCBs, asbestos, or urea formaldehyde foam insulation.

      "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

      "HSR Filings" means the filings made under the HSR Act by Seller and Parent and Parent (or their respective ultimate parent entities, if any) in respect of the purchase and sale of the Purchased Assets contemplated hereby.

      "include" or "including," when used in this Agreement, means "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

      "Investment Banking Business" means the Business as it may be operated after the Closing Date, encompassing the merger and acquisition advisory services, fairness opinions, private placement services and corporate finance transaction functions or operations of the Corporate Finance Division of Purchaser, and all expansion in lines of service of such operations following the Closing Date as approved by the Board of Directors of Purchaser, and as conducted through all current employees of the Business and all new hires by the Corporate Finance Division of Purchaser at any time following the Closing Date; provided, that the Investment Banking Business will not include any (i) lines of business of Parent or Purchaser in existence immediately prior to the Closing Date, or (ii) lines of business of Parent contributed to Purchaser after the Closing Date.

      "IRS" means the United States Internal Revenue Service, or successor thereto.

      "Key Employees" means those employees listed on Schedule 1.01A.

      "Knowledge" means, with respect to any Person, the actual knowledge of such Person, after reasonable inquiry. Without limiting the generality of the foregoing, with respect to any Person that is a corporation, limited liability company, partnership or other business entity, actual knowledge shall be deemed to be the actual knowledge of all directors, executive officers, partners and members of any such Person and, with respect to Seller, of the Key Employees.

      "Lease Assignment" means the assignment, in substantially the form attached hereto as Exhibit B, to transfer the leasehold interests of Seller under each of the Tasso I Lease and the Tasso II Lease.

      "Leased Real Properties" means Seller's facilities located at the Tasso Property.

      "Liability" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

      "Lien" means, with respect to any asset or property, any mortgage, title defect or objection, lien, pledge, charge, security interest, covenant, condition, right-of-way, easement, encumbrance, hypothecation or adverse claim in respect of such asset or property.

      "Material Adverse Effect on the Business" means any circumstance, change in, or effect on (or any circumstance, change or effect involving a prospective change on) Seller (i) that is, or is reasonably likely in the future to be, materially adverse to the Purchased Assets, the Assumed Liabilities, the Business or the condition (financial or otherwise) of Seller, taken as a whole, excluding from the foregoing effect, if any, of (x) changes in general economic conditions or changes affecting the industry in which Seller operates or (y) any action or inaction required of Seller by this Agreement; or (ii) that would reasonably be expected to prevent or materially delay or impair the ability of Seller to consummate the transactions contemplated by this Agreement.

      "Material Adverse Effect on Parent" means any circumstance, change in or effect on (or any circumstance, change or effect involving a prospective change on) Parent or its subsidiaries that (i) is materially adverse to the operations, assets or liabilities, earnings or other results of operations, or the condition (financial or otherwise) of Parent and its subsidiaries, taken as a whole, excluding from the foregoing the effect, if any, of (x) changes in general economic conditions or changes affecting the industry in which Parent or its subsidiaries operates, (y) any action or inaction required of Parent and its subsidiaries by this Agreement or (z) changes in the trading price of Parent Common Stock; or (ii) would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the transactions contemplated by this Agreement.

      "NASD" means the National Association of Securities Dealers.

      "Noncompetition Agreements" means those certain Noncompetition Agreements, dated the Closing Date, entered into by Seller and each Employee Shareholder in favor of Purchaser and Parent, in substantially the form attached hereto as Exhibit D.

      "Operating Assets" means the tangible personal property used exclusively in the Business.

      "Permitted Liens" means (a) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due or for Taxes which are being contested in good faith and for which adequate reserves have been made, (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or immaterial in amount or for sums being contested in good faith and for which adequate reserves have been made, (c) Liens specifically identified as such on the applicable Balance Sheet or the notes thereto, (d) purchase money liens and Liens constituting or securing executory obligations under any lease that constitutes an "operating lease" under GAAP; (e) the Liens set forth on Schedule 1.01B, and (f) other Liens which are not material in amount or do not materially interfere with the use of the Purchased Assets as currently used or the operation of the Business. Notwithstanding the foregoing, no Lien arising under the Code or ERISA with respect to the operation, termination, restoration or funding of any Benefit Plan sponsored by, maintained by or contributed to by Seller or any of its ERISA Affiliates or arising in connection with any excise tax or penalty tax with respect to such Benefit Plan shall be a Permitted Lien.

      "Person" means an individual, corporation, partnership, association, limited liability company, trust, estate or other similar business entity or organization, including a Governmental Authority.

      "Post-Closing Tax Period" means any Tax period (or portion thereof) ending after the Closing Date.

      "Pre-Closing Tax Period" means any Tax period (or portion thereof) ending on or before the Closing Date.

      "SEC" means the U.S. Securities and Exchange Commission.

      "Securities Act" means the Securities Act of 1933, as amended.

      "Subsidiary" means, with respect to any Person, (a) any corporation as to which more than fifty percent (50%) of the outstanding stock having ordinary voting rights or power (and excluding stock having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised) is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person's direct or indirect Subsidiaries and (b) any partnership, joint venture or other similar relationship between such Person (or any Subsidiary thereof) and any other Person (whether pursuant to a written agreement or otherwise).

      "Tasso I Lease" means that certain Lease Agreement, dated January 22, 1993, with respect to the Tasso Property, as amended to the date hereof.

      "Tasso II Lease" means that certain Lease Agreement, dated July 18, 2000, with respect to the Tasso Property, as amended to the date hereof.

      "Tasso Leases" means the Tasso I Lease and the Tasso II Lease.

      "Tasso Property" means the space occupied by Seller at 435 Tasso Street, Palo Alto, California 94301.

      "Taxes" means (a) all foreign, federal, state, local and other net income, gross income, gross receipts, sales, use, ad valorem, value added, intangible, unitary, capital gain, transfer, franchise, profits, license, lease, service, service use, withholding, backup withholding, payroll, employment, estimated, excise, severance, stamp, occupation, premium, real or personal property, prohibited transactions, windfall or excess profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and (b) any Liability for payment of amounts described in clause (a) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law; and the term "Tax" means any one of the foregoing Taxes.

      "Tax Returns" means all returns, reports, forms or other information filed or required to be filed with respect to any Tax.

      "Tort Claim" means any claim, on any grounds or basis, under any statute or common law, for personal injury, wrongful death, defamation, property damage, product liability, wrongful interference with economic interests or other tortious conduct of a Person (whether or not liability is predicated on negligence, intentional or reckless conduct, breach of contract or strict liability).

    1.02.  Index of Other Defined Terms.  In addition to these terms defined above, the following terms shall have the respective meanings given thereto in the sections indicated below:

Term	Section	Page
Agreement	Preamble	2
Amount in Dispute	Section 11.02(c)(iii)	48
Applicable Average Closing Price	Section 11.03(c)	49
Assumed Contracts	Section 2.01(d)	10
Assumed Liabilities	Section 2.03	11
Average Closing Price	Section 11.02(b)(ii)	47
Balance Sheet Date	Section 3.05(a)	15
Balance Sheet	Section 3.05(a)	15
Benefit Arrangement	Section 3.13	20
Benefit Plan	Section 3.13	20
California Commissioner	Section 7.01(a)	35
Closing Date	Section 2.06	13
Closing	Section 2.06	13
COBRA	Section 3.13	20
Code	Section 3.13	20
Copyrights	Section 3.15(a)	22
Deferred Earnout Payment	Section 11.02(b)	47
Deferred Payment	Section 2.05(a)	12
Designated Employees	Section 6.02	32
DofJ	Section 7.03	36
Earnout Payments	Section 11.02	46
Earnout Statement	Section 11.02(c)(i)	47
Employee Benefit Plan	Section 3.13	20
Employee Retention Payment	Section 6.05	34
Employee Shareholders	Preamble	2
ERISA Affiliate	Section 3.13	20
ERISA	Section 3.13	20
Excluded Assets	Section 2.02	11
Excluded Liabilities	Section 2.04	12
Expiration Date	Section 5.10	31
Fairness Hearing	Section 7.01(a)	35
Final Settlement Payment	Section 11.02(c)(ii)	48
Financial Statements	Section 3.05(a)	15
Founder Shareholders	Preamble	2
Founder Shares	Section 5.10	31
FTC	Section 7.03	36
Group Health Plan	Section 3.13	20
Hired Employees	Section 6.02	33
Indemnification Claim	Section 10.02(d)	44

Indemnified Parties	Section 10.02(b)	43
Independent Accountants	Section 11.02(c)(ii)	48
Information Statement	Section 7.01(a)	35
Initial Payment	Section 2.05(a)	12
Installment Payment	Section 11.03	49
Insurance Policies	Section 3.18	24
Intellectual Property	Section 3.15(a)	22
Intellectual Property Assets	Section 2.01(b)	10
Losses	Section 10.02(c)	43
Managing Director	Section 6.04(c)	34
Marks	Section 3.15(a)	22
Material Contracts	Section 3.10	18
Multiemployer Plan	Section 3.13	20
Non-Shareholder Employees	Section 6.05	34
Notice of Disagreement	Section 11.02(c)(ii)	48
Offer Letter	Section 6.02	32
Operating Plan	Section 6.04(b)	33
Outside Date	Section 9.01(b)	41
Parent Change of Control	Section 11.02(e)	49
Parent Common Stock Payment	Section 2.05(b)	13
Parent	Preamble	2
Parent SEC Reports	Section 4.07	27
Patents	Section 3.15(a)	22
Permits	Section 3.11(a)	19
Permitted Successor	Section 13.04	52
Personal Property Leases	Section 3.07(c)	16
Proceedings	Section 3.09	17
Purchase Price	Section 2.05(a)	12
Purchased Assets	Section 2.01	10
Purchaser Approvals	Section 4.03	26
Purchaser Board	Section 6.04(a)	33
Purchaser Indemnitees	Section 10.02(a)	43
Purchaser	Preamble	2
Put Right	Section 12.01	50
Quarterly Earnout Payments	Section 11.02(a)	46
Quarterly Payment Cessation Date	Section 11.02(a)	46
Receivables	Section 3.08	17
Required Consents	Section 3.11(b)	19
Required Contractual Consent	Section 3.11(b)	19
Required Governmental Approval	Section 3.11(b)	19
Seller Indemnitees	Section 10.02(b)	43
Seller Marks	Section 3.15(b)	22
Seller Parties	Preamble	2
Seller	Preamble	2
Seller Regulatory Agreement	Section 3.11(c)	19
Survival Period	Section 10.01	43
Third Party Transaction	Section 5.04	30
Trade Secrets	Section 3.15(a)	22

ARTICLE 2
PURCHASE AND SALE

    2.01.  Purchased Assets.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser agrees to purchase from Seller and Parent agrees to cause Purchaser to purchase and Seller agrees to sell, transfer, assign and deliver to Purchaser, free and clear of all Liens other than Permitted Liens, all of the assets, properties and business of the Business, of every kind and description, wherever located, tangible or intangible, owned, held, licensed, leased or otherwise used in or necessary for the conduct of the Business, as the same shall exist on the Closing Date, including all assets shown on the Balance Sheet and not disposed of in the ordinary course of business since the Balance Sheet Date (and, if disposed of after the Balance Sheet Date, in conformance with the terms hereof), and all assets and properties used in or necessary to the Business thereafter acquired by Seller or any Affiliate of Seller and held on the Closing Date (collectively, the "Purchased Assets"). Without limiting the generality of the foregoing, the Purchased Assets shall include all of Seller's right, title and interest in, to and under:

      (a) all of the fixed and other tangible personal property used in or necessary to the Business, including all of the Operating Assets, and the Equipment described on Schedule 2.01(a);

      (b) the Intellectual Property listed on Schedule 2.01(b) (the "Intellectual Property Assets");

      (c) all prepaid expenses (including prorated ad valorem taxes, leases and rentals) relating to the Business as existing on or prior to the Closing Date, including the prepaid expenses listed on Schedule 2.01(c), but excluding any prepaid expenses relating to Excluded Liabilities;

      (d) all Contracts listed on Schedule 2.01(d) and the Tasso Leases (to the extent that consent is required and has been received by the Closing Date) and all investment banking engagement letters under which payment has not yet been made and related indemnity agreements entered into by Seller prior to the Closing (the "Assumed Contracts");

      (e) all accounts receivable existing as of the Closing Date with respect to the Assumed Contracts (it being understood that accounts receivable of Seller are reported on a cash basis);

      (f)  the originals or true copies of all Books and Records relating to the Business, other than those described in Section 2.02(d); and

      (g) all goodwill associated with the Purchased Assets.

    2.02.  Excluded Assets.  Notwithstanding Section 2.01, Purchaser and Seller expressly understand and agree that the following assets and properties of Seller and its Affiliates (the "Excluded Assets") shall be excluded from the Purchased Assets:

      (a) all assets and properties, tangible or intangible, real or personal, that are not used by Seller (or its Affiliates) in connection with or are not necessary to the Business listed on Schedule 2.02(a);

      (b) all Contracts listed on Schedule 2.02(b) and any accounts receivable arising thereunder and all Contracts that are not Assumed Contracts and any accounts receivable arising thereunder;

      (c) all claims of Seller against third parties arising from facts, events or circumstances occurring on or prior to the Closing Date listed on Schedule 2.02(c);

      (d) the minute books, articles of incorporation, bylaws, stock certificates, stock ledgers, accounting records and Tax Returns of Seller and all Books and Records of Seller relating to the Excluded Assets and Excluded Liabilities; provided, however, that Purchaser shall have access to and be provided with copies of all accounting records relating to the Business pursuant to Section 5.05 and Tax Returns to the extent Purchaser reasonably deems such Tax Returns to be necessary with respect to Purchaser's Tax compliance obligation following the Closing;

      (f)  all cash and cash equivalents in respect of the Business on hand and in banks on the Closing Date; and

      (g) all Benefit Plans; and

      (h) all Insurance Policies.

    2.03.  Assumption of Liabilities.  Upon the terms and subject to the conditions of this Agreement, effective at the time of Closing, Purchaser agrees to assume (i) all Liabilities under the Assumed Contracts, (ii) all Liabilities of Seller set forth on Schedule 2.03, (iii) all accounts payable and other Liabilities of Seller reflected in the Balance Sheet or arising in the ordinary course of business since the Balance Sheet Date other than such accounts payable and other Liabilities relating to the Excluded Assets or Excluded Liabilities, and (iv) all Liabilities relating to the other Purchased Assets arising after the Closing Date (the "Assumed Liabilities"). Purchaser will not assume any other Liabilities of Seller.

    2.04.  Excluded Liabilities.  Notwithstanding any provision in this Agreement or any of the other Acquisition Documents or other writing to the contrary, Purchaser is assuming only the Assumed Liabilities and is not assuming any other Liability of Seller (or any predecessor owner of all or part of the Business or any assets and properties used in the Business) of whatever nature, whether presently in existence or arising hereafter. All such other Liabilities shall be retained by and remain Liabilities of Seller, and Seller shall pay such Liabilities as and when they become due (all such Liabilities not being assumed by Purchaser being herein referred to as the "Excluded Liabilities"). Without limiting the generality of the foregoing, none of the following shall be Assumed Liabilities, and all of the following shall be Excluded Liabilities, for purposes of this Agreement:

      (a) all Liabilities relating to any Benefit Plan, including any Liabilities under any Benefit Plan listed on Schedule 3.13;

      (b) all Liabilities under Contracts (including employment and consulting Contracts), other than those arising under any of the Assumed Contracts;

      (c) all Tax Liabilities arising from or in connection with the Business or any of the Purchased Assets that are incurred during or attributable to the Pre-Closing Tax Period, and any other Tax Liabilities of Seller of any kind, including Tax Liabilities relating to the operations, assets or properties of the Business on or prior to the Closing Date and Tax Liabilities relating to the sale of the Purchased Assets;

      (d) all claims against Seller, or any other Liabilities of any kind or nature whatsoever relating to the Business or the Purchased Assets, to the extent attributable to facts, events or circumstances occurring on or prior to the Closing Date, regardless of whether such claim or Liability shall arise or become known before, on or after the Closing Date, other than such claims or Liabilities specifically referred to in Section 2.03 or such claims or Liabilities arising under the Assumed Contracts;

      (e) all Liabilities relating to any failure of Seller or any officer, director or employee of Seller to register with or receive any license, permit, consent or approval from, any Governmental Authority or to obtain any registration, license, permit, consent or approval, or other authorization required under Applicable Law by any Governmental Authority;

      (f)  all Environmental Liabilities; and

      (g) all Liabilities relating to any of the Excluded Assets.

    2.05.  Purchase Price.

      (a) The aggregate purchase price for the Purchased Assets (the "Purchase Price") shall be equal to (i) $30,000,000 payable in cash at the Closing (the "Initial Payment"), plus (ii) 75% of the net income of the Investment Banking Business from the Closing Date until the Quarterly Payment Cessation Date, payable in cash as set forth in Section 11.02(a), plus (iii) unless Parent and Purchaser exercise their Put Right pursuant to Article 12, $42,000,000 (the "Deferred Payment") payable 50% in cash and 50% in shares of Parent Common Stock on September 30, 2002, plus (iv) unless Parent and Purchaser exercise their Put Right pursuant to Article 12 and if and when payable pursuant to Article 11, the Deferred Earnout Payment, payable in cash or Parent Common Stock, at the sole election of Parent and Purchaser, and plus (v) unless Parent and Purchaser exercise their Put Right pursuant to Article 12 and if and when payable pursuant to Article 11, the Installment Payments, payable 50% in cash and 50% in shares of Parent Common Stock.

      (b) For purposes hereof, "Parent Common Stock"means the common stock, par value $.001 per share, of Parent. The number of shares to be issued pursuant to Section 2.05(a)(iii) will be equal to $21,000,000 divided by the average closing price for a share of Parent Common Stock, as reported by the Nasdaq Stock Market for the 10 trading days ending on and including the second business day prior to September 30, 2002.

    2.06.  Closing.  The closing of the purchase and sale of the Purchased Assets and assumption of the Assumed Liabilities hereunder (the "Closing") shall take place at the offices of Gibson, Dunn & Crutcher LLP, One Montgomery Street, San Francisco, California, as soon as possible, but in no event later than three (3) Business Days after satisfaction or waiver of the last of the conditions set forth in Article 8, or at such other time or place as the parties hereto may agree (the "Closing Date"). At the Closing:

      (a) Purchaser shall pay the Initial Payment, by wire transfer of immediately available U.S. Dollars, to Seller to an account designated by Seller in writing at least two (2) Business Days prior to the Closing.

      (b) Purchaser and Seller, as applicable, shall execute and deliver to the other party the Bill of Sale and Assignment and Assumption Agreement and the Lease Assignments.

      (c) Seller and each Employee Shareholder shall execute and deliver to Purchaser and Parent a Noncompetition Agreement.

      (d) Each Employee Shareholder shall execute and deliver to Purchaser, and Purchaser shall execute and deliver to each Employee Shareholder, an Employment Agreement.

      (e) The Seller Parties shall deliver to Purchaser such other endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment, in form and substance satisfactory to counsel for Seller Parties and Purchaser, as Purchaser and its counsel shall reasonably deem necessary or appropriate to vest in Purchaser all of Seller Parties' right, title and interest in, to and under the Purchased Assets, except as expressly provided herein.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES

    Seller and each Founder Shareholder, jointly and severally, hereby represent and warrant to each of Purchaser and Parent, subject to the exceptions set forth on the Seller Disclosure Schedule delivered by Seller to Purchaser in connection herewith (which exceptions shall specifically identify a Section, subsection, paragraph or clause of a single Section or subsection hereof, as applicable, to which such exception relates), that:

    3.01.  Existence and Good Standing.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all corporate power and authority required to carry on its business as now conducted and to own and operate its business as now owned and operated by it. Seller is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Business. Seller has heretofore delivered to Purchaser complete and correct copies of its Articles of Incorporation and Bylaws as currently in full force and effect. Seller has no Subsidiaries nor does Seller have any other direct or indirect equity interest in any other Person.

    3.02.  Authorization and Enforceability.  The execution, delivery and performance by each Seller Party of this Agreement and the other Acquisition Documents to be executed and delivered by it, and the consummation of the transactions contemplated hereby and thereby, are within such Seller Party's powers and, with regard to Seller, have been duly authorized by all necessary corporate action on Seller's part. This Agreement has been and the other Acquisition Documents to be executed and delivered by it, when executed at the Closing, will have been, duly and validly executed by each Seller Party and, assuming the due execution and delivery of this Agreement and the other Acquisition Documents to be executed and delivered by Purchaser, will constitute the legal, valid and binding agreements of each Seller Party, except to the extent that enforcement may be limited by any bankruptcy, insolvency, reorganization, moratorium or similar laws nor or hereafter in effect relating to or affecting creditor's rights generally, or by general principles of equity.

    3.03.  Sufficiency of and Title to the Purchased Assets.  Seller currently owns or holds all of the properties and assets necessary to carry on the Business as now conducted by it. Upon consummation of the transactions contemplated by this Agreement, Seller will have assigned, transferred and conveyed to Purchaser all of the Purchased Assets, which constitute substantially all of the properties and assets now held or used by Seller in connection with the Business. The Business is an operating business and the transfer of the Purchased Assets to Purchaser pursuant to this Agreement will enable Purchaser to continue to operate the Business with all operations of the Business unimpaired in any material respect immediately after the Closing.

    3.04.  Non-Contravention.  The execution, delivery and performance by Seller of this Agreement and the other Acquisition Documents to be executed and delivered by it, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) contravene or conflict with the Articles of Incorporation or Bylaws of Seller, (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to Seller, the Purchased Assets or the Business or (c) constitute a material default under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any material benefit to which the Business is entitled, or result in the creation or imposition of any Lien on the Purchased Assets (other than Permitted Liens), under any Assumed Contract or any Permit relating to the Business or by which Seller, any of the Purchased Assets or the Business may be bound or materially affected.

    3.05.  Financial Statements; Undisclosed Liabilities; Books and Records.

      (a) Schedule 3.05 sets forth an unaudited balance sheet and income statement of Seller dated December 31, 2000 and an unaudited balance sheet of Seller (the "Balance Sheet") dated June 30, 2001 (the "Balance Sheet Date"), and an unaudited income statement of Seller for the period ended June 30, 2001 (all such financial statements being collectively referred to herein as the "Financial Statements").

      (b) Such Financial Statements (a) are in accordance with the Books and Records of Seller, (b) present fairly in all material respects the financial condition of Seller at the date or dates therein indicated and the results of operations for the period or periods therein specified, and (c) have been prepared on a cash accounting basis in a manner applied consistently throughout the periods covered thereby. Specifically, but not by way of limitation, the respective balance sheets of the Financial Statements disclose all of Seller's material debts, liabilities and obligations of any nature, whether due or to become due, as of their respective dates (including, without limitation, absolute liabilities and contingent liabilities) to the extent such debts, liabilities and obligations are required to be disclosed in accordance with GAAP. Seller has good and marketable title to all assets set forth on the balance sheets of the Financial Statements, except for such assets as have been spent, sold or transferred in the ordinary course of business since their respective dates.

      (c) All of the Books and Records of Seller relating to the Business have been made available to Purchaser prior to the execution of this Agreement and contain a true and complete record, in all material respects, of the business, operations, financial condition, results of operations, assets and Liabilities relating to the Business. Seller has no Books and Records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) that are not under the exclusive ownership and direct control of the Seller Parties.

    3.06.  Absence of Certain Changes.  Except as set forth on Schedule 3.06, since June 30, 2001, the Business has been conducted in the ordinary course consistent with past practice, and there has not been:

      (a) any event, occurrence, state of circumstances or facts or change in respect of Seller or the Business that has had or that may be reasonably expected to have, either alone or together, a Material Adverse Effect on the Business;

      (b) any (i) change in any Liabilities of Seller that has had, or that may be reasonably expected to have, a Material Adverse Effect on the Business or (ii) incurrence, assumption or guarantee of any indebtedness for borrowed money by Seller in connection with the Business or any of the Purchased Assets;

      (c) any (i) payments by Seller in satisfaction of any Liabilities related to the Business or any of the Purchased Assets, other than in the ordinary course of business consistent with past practice or (ii) creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any of the Purchased Assets, other than Permitted Liens;

      (d) any waiver, amendment, termination or cancellation of any Assumed Contract or any relinquishment of any material rights thereunder by Seller, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

      (e) any representation by Seller to any employee or former employee of the Business that Purchaser or any of its Affiliates would assume, continue to maintain or implement any Benefit Plan after the Closing Date;

      (f)  any change by Seller in its accounting principles, methods or practices or in the manner it keeps its accounting books and records, except any such change required by a change in GAAP; or

      (g) any (i) single capital expenditure commitment by Seller in excess of Ten Thousand Dollars ($10,000) for additions to property, plant, Equipment or intangible capital assets comprising Purchased Assets likely to occur, in whole or in part, after the Closing Date or (ii) sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any Purchased Asset, other than non-material assets in the ordinary course of business consistent with past practice.

    3.07.  Properties; Leases.

      (a) Seller owns no real property. Seller (i) has legal and valid ownership of all material personal property and assets which it purports to own and (ii) has a legal, valid and binding leasehold or license interest in all material leased personal property or personal properties held under license, in each case including all such properties and assets (tangible or intangible) specifically reflected in the Balance Sheet, except those properties and assets disposed of in the ordinary course of business consistent with past practice after the Balance Sheet Date. Seller has a legal and valid leasehold interest in the Tasso Property. True and correct copies of the Tasso Leases, together with all amendments and modifications thereto, have heretofore been delivered to Purchaser.

      (b) All material tangible personal properties and assets reflected on the Balance Sheet (including all Equipment constituting Purchased Assets) are in all material respects structurally sound and are in good operating condition and repair (subject to normal wear and tear), and are adequate for the uses to which they are put, and no material personal properties or assets necessary for the conduct of the Business in substantially the same manner as the Business has heretofore been conducted or as currently proposed to be conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair. Schedule 3.07(b) sets forth a correct and complete list of all Equipment with a value of Twenty-Five Thousand Dollars ($25,000) or greater owned or leased by Seller or used in or necessary to the operation of the Business, including Equipment comprising part of the Excluded Assets.

      (c) Schedule 3.07(c) sets forth all material personal property leases or licenses relating to the Business to which Seller is a party or by which Seller is bound (collectively, the "Personal Property Leases"). With respect to the Personal Property Leases and the Tasso Leases, there exist no material defaults by Seller or, to the knowledge of the Seller Parties, threatened material defaults by the lessor or any third party thereunder. Assuming the Required Consents are obtained, the transactions contemplated by this Agreement will not result in any default of or penalty in connection with the Personal Property Leases or the Tasso Leases.

      (d) To the knowledge of the Seller Parties, there are no zoning or other land-use regulation proceedings or any change or proposed change in any Applicable Laws, which could detrimentally affect the use or operation of the Tasso Property, and Seller has not received notice of any special assessment proceedings affecting the Tasso Property. Except as set forth in Schedule 3.07(d), no Seller Party has knowledge of any facts, nor has any Seller Party failed to disclose to Purchaser any fact, which would prevent Purchaser from using and operating the Tasso Property hereafter in the manner in which it is intended to be operated. To the knowledge of the Seller Parties, there does not exist any violation of any declaration of covenants, conditions and restrictions with respect to the Tasso Property, nor is there any existing state of facts or circumstances or condition or event which could, with the giving of notice or passage of time, or both, constitute such a violation.

    3.08.  Receivables.  Schedule 3.08 sets forth a correct and complete list of all Accounts Receivable, notes receivable and other receivables relating to the Assumed Contracts as of the date hereof and as such schedule shall be updated to the date which is five (5) Business Days prior to the Closing Date (collectively, the "Receivables") and the amounts owed by the third Persons obligated to pay Seller with respect thereto. Each of the Receivables was entered into by Seller in the ordinary course of business, consistent with past practice, and constitutes the legal, valid and binding obligation of the third Person obligated to pay Seller with respect thereto. To the knowledge of the Seller Parties, none of the Receivables is subject to any valid defense, offset or counterclaim. No Seller Party has knowledge of any pending or threatened claim or assertion by any such third Person that such third Person is not obligated to pay Seller the full amount of any such Receivable. To the knowledge of the Seller Parties, each Receivable is collectible in full in the ordinary course of business, consistent with past practice. Seller records all of its accounts receivable on a cash basis of accounting.

    3.09.  Litigation.  There are no actions, suits, claims, charges, hearings, arbitrations, audits, proceedings (public or private) or, to the knowledge of the Seller Parties, investigations (collectively, "Proceedings") that have been brought or initiated by or against any Governmental Authority or any other Person, or are pending or threatened (a) by or against any Seller Party or any of their respective Affiliates relating to Seller, any of the Purchased Assets, the Business or the Tasso Property or (b) that seek to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any of the other Acquisition Documents. Except as set forth on Schedule 3.09, there are no existing orders, judgments or decrees of any Governmental Authority relating to Seller, the Business or any of the Purchased Assets. Except as set forth on Schedule 3.09, there are no Proceedings that have been brought or initiated or, to the Seller Parties' knowledge, threatened to be brought or initiated, by any customer, supplier, competitor or other third Person against Seller or any of its Affiliates relating to Seller, any of the Purchased Assets or the Business.

    3.10.  Material Contracts.

      (a) Schedule 3.10(a) sets forth a complete list of all Contracts that are material to the Business or any of the Purchased Assets, including the following (collectively with the Personal Property Leases and the Tasso Leases, the "Material Contracts"): (i) each Contract relating to the Business pursuant to which the compensation payable to Seller exceeded Twenty-Five Thousand Dollars ($25,000) during the period from January 1, 2000 to the date of this Agreement; (ii) each Contract that requires payment by or to Seller in respect of the Business or any of the Purchased Assets and Assumed Liabilities subsequent to the date of this Agreement of more than Twenty-Five Thousand Dollars ($25,000); (iii) all Contracts in respect of the Business relating to, and evidences of, indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset); (iv) all Contracts for financial and merger and acquisition advisory services; (v) all partnership, joint venture, limited liability company or other similar Contracts, arrangements or agreements, affecting the Business or any of the Purchased Assets; (vi) each license of Intellectual Property Assets; and (vii) all other Contracts that are otherwise material to the Business or any of the Purchased Assets.

      (b) The Assumed Contracts listed on Schedule 2.01(d) include all contracts relating to the Business that (i) are currently active and may produce revenue or (ii) are reasonably anticipated to become active and/or may produce revenue within one year from the Closing Date. Each Assumed Contract is a legal, valid and binding obligation of Seller and, to the knowledge of the Seller Parties, each other Person who is a party thereto, enforceable against Seller and such other Person in accordance with its terms, subject to applicable bankruptcy and insolvency laws and rights affecting creditors rights generally and general principles of equity, and neither Seller nor, to the knowledge of the Seller Parties, any other party thereto is in material default thereunder.

      (c) Schedule 3.10(c) sets forth a complete list of (i) all clients who have paid in excess of $500,000 in fees to Seller for services related to the Business since January 1, 1999, and (ii) all fairness opinions rendered by Seller since January 31, 1999. No fairness opinion rendered by Seller has been challenged by any Person.

      (d) Except as set forth on Schedule 3.10(d), Seller, the Business and the Purchased Assets are not affected or bound by:

         (i) any severance pay or post-employment liabilities or obligations;

        (ii) any fidelity or surety bond or completion bond;

        (iii) any liquidated damages provision for failure to meet performance or quality milestones;

        (iv) any indemnification or guaranty, other than indemnification rights granted to Seller under client advisory engagements;

        (v) any agreements containing provisions relating to the disposition or acquisition of the Purchased Assets, other than non-material assets in the ordinary course of business consistent with past practice; or

        (vi) any distribution, joint marketing or development provisions.

    3.11.  Permits; Required Consents.

      (a) Schedule 3.11(a) sets forth all material approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Authorities (and all other Persons) necessary for the operation of the Business in substantially the same manner as operated by Seller both currently and at any time during the past twelve (12) months (collectively, the "Permits"). Except as set forth on Schedule 3.11(a), each Permit is valid and in full force and effect in all material respects, and none of the Permits will be terminated or become terminable or impaired in any material respect as a result of the transactions contemplated hereby.

      (b) Schedule 3.11(b) lists (i) each Governmental Approval required under Applicable Law to be obtained by each Seller Party or any Employee Shareholder by virtue of its execution and delivery of this Agreement and the other Acquisition Documents to be executed and delivered by it, or the consummation of the transactions contemplated hereby and thereby, to avoid the loss of, or any material modification to, any Permit (each a "Required Governmental Approval") and (ii) each Assumed Contract with respect to which the consent of the other party or parties thereto must be obtained by any Seller Party by virtue of its execution and delivery of this Agreement and the other Acquisition Documents, or the consummation of the transactions contemplated hereby and thereby, to avoid the loss of any material benefit under, or any material modification to, any such Assumed Contract (each a "Required Contractual Consent"and, collectively with the Required Governmental Approvals, the "Required Consents") on the Business.

      (c) Except as set forth on Schedule 3.11(c), neither Seller nor any of its Affiliates is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum or understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive issued by, or is a recipient of any supervisory letter from or has adopted any board resolutions at the request of, any Governmental Authority that restricts the conduct of the Business or that in any manner relates to its capital adequacy, its credit policies, its regulatory compliance, its management or the Business (each, whether or not set forth on the Seller Disclosure Schedule, a "Seller Regulatory Agreement").

      (d) Neither Seller nor any of its Affiliates nor any "associated person" (as defined in the Exchange Act) thereof is subject to a "statutory disqualification" as defined in Section 3(a)(39) of the Exchange Act or otherwise ineligible to serve as a broker-dealer or as an associated person to a registered broker-dealer.

    3.12.  Compliance with Applicable Laws.  Except as set forth on Schedule 3.12, Seller has not violated or infringed, nor is Seller violating or infringing, in any material respect, in connection with its ownership of Purchased Assets or the operation of the Business, any Applicable Law or any order, writ, injunction or decree of any Governmental Authority, except for such violations which would not have a Material Adverse Effect on the Business.

    3.13.  Employment Agreements; Change in Control; Employee Benefits.  For the purposes of this Agreement, the following terms shall have the meanings set forth below:

      "Benefit Arrangement" means any benefit arrangement that is not an Employee Benefit Plan, including (i) each employment, consulting or change of control agreement, (ii) each arrangement providing for fringe benefits, insurance coverage or workers' compensation benefits, (iii) each bonus, incentive, deferred bonus, incentive or performance pay arrangement, (iv) each arrangement providing any termination allowance, severance or similar benefits, (v) each equity compensation plan, (vi) each deferred compensation plan and (vii) each compensation policy and practice maintained by Seller covering the employees, former employees, officers, former officers, directors and former directors of the Business, and the beneficiaries of any of them.

      "Benefit Plan" means an Employee Benefit Plan or Benefit Arrangement.

      "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

      "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

      "Employee Benefit Plan" means any employee benefit plan, as defined in Section 3(3) of ERISA, that is sponsored or contributed to by Seller or any ERISA Affiliate covering employees or former employees of Seller, or with respect to which Seller or any ERISA Affiliate is a party or is otherwise bound.

      "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

      "ERISA Affiliate" of Seller means any other Person that, together with Seller, as of the relevant measuring date under ERISA, was or is required to be treated as a single employer under Section 414 of the Code.

      "Group Health Plan" means any group health plan, as defined in Section 5000(b)(1) of the Code.

      "Multiemployer Plan" means any multiemployer plan as defined in either Section 3(37) or 4001(a)(3) of ERISA.

      (a) Except as set forth on Schedule 3.13, there are no (i) employment, consulting, severance pay, continuation pay, termination pay or indemnification agreements or other similar agreements of any nature whatsoever between Seller, on the one hand, and any employee of Seller, on the other hand, or (ii) Benefit Arrangements, that are currently in effect.

      (b) No Benefit Arrangement or Employee Benefit Plan disclosed on Schedule 3.13 will, as a direct result of the transactions contemplated by this Agreement, (i) require any payment by Purchaser or any consent or waiver from any shareholder, officer, director, employee or Affiliate of Seller or any consultant or agent of Seller, or (ii) result in any change in the nature of any rights of any employee of Seller under any such arrangement or plan (including any accelerated payments, deemed satisfaction of goals or conditions, new or increased benefits or additional or accelerated vesting).

      (c) Purchaser is not assuming any Benefit Plan whatsoever in connection with the Transaction, nor is Purchaser assuming any liabilities of any kind relating thereto, which liabilities shall expressly remain the sole responsibility of Seller.

      (d) Neither Seller nor any of its ERISA Affiliates sponsors or has sponsored, maintained, contributed to, or incurred an obligation to contribute to, any Multiemployer Plan or Multiple Employer Plan (whether or not terminated).

      (e) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is and has always been so qualified, and either has received a favorable determination letter with respect to such qualified status from the IRS or has filed a request for such determination letter with the IRS within the remedial amendment period such that such determination of qualified status will apply from and after the effective date of any such Employee Benefit Plan. No facts exist that could cause the tax qualified status of any Benefit Plan to be adversely effected.

      (f)  With respect to any Group Health Plans maintained by Seller or any of its ERISA Affiliates, whether or not for the benefit of Seller's employees, Seller and its ERISA Affiliates have complied in all material respects with the provisions of COBRA, and, except for the transactions contemplated by this Agreement, no event has occurred and no condition exists that could subject Purchaser to any liability under COBRA or similar state law. Except as required by COBRA or similar state law, Seller is not obligated to provide, and does not currently provide, welfare benefits of any kind to its retired or former employees or their dependents pursuant to any agreement or understanding.

    3.14.  Labor and Employment Matters.  Except as set forth on Schedule 3.14:

      (a) No collective bargaining agreement covering any employees of the Business exists that is binding on Seller, and no petition has been filed or Proceedings instituted by an employee or group of employees of the Business with the National Labor Relations Board seeking recognition of a bargaining representative. To the knowledge of the Seller Parties, no organizational effort is currently being made or threatened by or on behalf of any labor union to organize any employees of the Business.

      (b) (i) There is no labor strike, dispute, slow down or stoppage pending or threatened against or directly affecting the Business or any of the Purchased Assets, and (ii) no Seller Party has received any notice, and has no knowledge, of any threatened labor or civil rights dispute, controversy or grievance or any other unfair labor practice proceeding or breach of contract claim or action with respect to claims of, or obligations to, any employee or group of employees of the Business.

      (c) There are no pending or, the knowledge of Sellers Parties, threatened Proceedings alleging any material claims against Seller brought by its employees relating in any way to their employment with the Business.

      (d) All individuals who are performing or have performed services for the Business and are or were classified by Seller as "independent contractors" qualify for such classification under Section 530 of the Revenue Act of 1978 or Section 1706 of the Tax Reform Act of 1986, as applicable, except for such instances which are not, in the aggregate, material.

      (e) All Designated Employees are either (i) U.S. Citizens or (ii) non-U.S. Citizens with valid permanent residency status. All Designated Employees meet all employment eligibility requirements in all material respects under Applicable Laws and Seller is in compliance in all material respects with the Fair Labor Standards Act.

    3.15.  Intellectual Property.

      (a)  Certain Definitions.  As used herein, the term "Intellectual Property" means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (1) trade names, trademarks and service marks (registered and unregistered,) domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, "Marks"); (2) patents and patent applications (collectively, "Patents"); (3) copyrights and registrations and applications therefor (collectively, "Copyrights"); (4) know-how, inventions, methods, processes, technical data, and other proprietary or confidential information, including customer lists, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, "Trade Secrets"); and (5) moral rights, publicity rights and any other proprietary, intellectual or industrial property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets.

      (b)  Trademarks.  Schedule 3.15(b) sets forth sets forth an accurate and complete list of all registered and material unregistered Marks owned (in whole or in part) or exclusively licensed by Seller or any of its Affiliates (collectively "Seller Marks"), and specifically lists all registrations and applications for registration with all Governmental Entities that have been obtained or filed with regard to such Marks There has been no prior use of any material Seller Mark by any third party that would confer upon such third party superior rights in such Seller Mark. No registered Seller Mark has been or is now involved in any opposition or cancellation proceeding and, to the knowledge of the Seller Parties, no such action is or has been threatened with respect to any of the Seller Marks.

      (c)  Ownership or License of Intellectual Property.  Seller owns, free and clear of any and all Liens, all Intellectual Property used in the Business, other than Intellectual Property owned by a third party that is licensed to Seller pursuant to written agreement and used by Seller within the scope of such license.

      (d)  Actions to Protect Intellectual Property.  Seller has taken all reasonable steps in accordance with standard industry practices to protect Seller's rights in its Intellectual Property and maintain the confidentiality of all information of Seller or its Affiliates that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use.

      (e)  No Infringement by Seller.  The activities or operations of Seller do not infringe upon, misappropriate, violate, dilute or constitute the unauthorized use of, any Intellectual Property of any third party, and neither Seller nor any of its Affiliates has received any notice or claim (whether written, oral or otherwise) asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred. No Intellectual Property owned by or licensed to Seller is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use or licensing thereof by Seller.

      (f)  No Transfer of Ownership or Exclusive Rights; No Pending Loss of Rights.  Seller has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material to the Business of Seller. No loss or expiration of any of the material Intellectual Property of Seller is threatened, pending or reasonably foreseeable.

    3.16.  No Broker.  Except as set forth on Schedule 3.16, there is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of any one or more of the Seller Parties who might be entitled to any fee, commission or reimbursement of expenses from any one or more of the Seller Parties, or any of their respective Affiliates, upon consummation of the transactions contemplated by this Agreement.

    3.17.  Environmental Compliance.

      (a) Seller has obtained and is in material compliance with all approvals, authorizations, certificates, consents, licenses, orders and permits or other similar authorizations of all

  Governmental Authorities, or from any other Person, that are required under any Environmental Law in connection with the Business or the Tasso Property, a correct and complete list of which is set forth on Schedule 3.17(a).

      (b) Seller is and at all times has been in material compliance with all other limitations, restrictions, conditions, standards, requirements, schedules and timetables required or imposed under all Environmental Laws.

      (c) To the knowledge of the Seller Parties, there are no past or present events, conditions, circumstances, incidents, actions or omissions relating to or in any way affecting Seller, the Business or any of the Purchased Assets that violate or violated or may after the Closing violate any Environmental Law or that may give rise to any Environmental Liability under any Environmental Law.

      (d) Except as set forth on Schedule 3.17(d) and in compliance with Environmental Laws, (i) Seller has not engaged in or permitted the handling, manufacture, treatment, storage, use, generation, release, discharge, refining, dumping or disposal of any Hazardous Substance on, under, in or about the Tasso Property, (ii) Seller has not transported any Hazardous Substance to, from or across the Tasso Property, (iii) to the knowledge of the Seller Parties, no Hazardous Substance is presently constructed, deposited, stored or otherwise located on, under, in or about the Tasso Property, (iv) to the knowledge of the Seller Parties, no Hazardous Substance has migrated from the Tasso Property onto, about or beneath any other properties, and (v) to the knowledge of the Seller Parties, no Hazardous Substance has migrated or threatened to migrate from other properties onto, about or beneath the Tasso Property.

      (e) Seller has not received any notice or other communication concerning any alleged violation by Seller of any Environmental Law, or notice or other communication concerning any alleged Environmental Liability in connection with the Business or the Tasso Property. To the knowledge of the Sellers Parties, there is no writ, injunction, decree, order or judgment outstanding, nor any Proceeding pending or threatened, relating to (i) the ownership, use, maintenance or operation of the Tasso Property by any Person, (ii) any alleged violation of any Environmental Law or (iii) the presence of any Hazardous Substance thereon. Seller has not been ordered or requested by any Governmental Authority to take any steps to remedy any condition on the Tasso Property that constitutes or constituted a violation of any Environmental Law.

    3.18.  Insurance.  Set forth on Schedule 3.18 is a complete and correct list of all material insurance policies of any kind owned by Seller or any of its Affiliates currently in force with respect to the Business or any of the Purchased Assets (collectively, the "Insurance Policies"), including all "occurrence based" liability policies regardless of the periods to which they relate.

    3.19.  Tax Matters.

      (a) Seller has filed on a timely basis all Tax Returns required to have been filed by it with respect to the Business or the Purchased Assets and has paid on a timely basis all Taxes required to be shown thereon as due. All such Tax Returns are true, complete and correct in all material respects. Neither Parent nor Seller has received notice that Seller is or may be subject to Tax with respect to the Business or the Purchased Assets in a jurisdiction in which it has not filed or does not currently file Tax Returns with respect to the Business or any of the Purchased Assets.

      (b) All Taxes that were required to be collected or withheld by Seller with respect to the Business or any of the Purchased Assets have been duly collected or withheld, and all such amounts that were required to be remitted to any taxing authority have been duly remitted.

      (c) There are no Liens for Taxes (other than for current Taxes not yet due and payable or for Taxes being contested in good faith by the Seller and for which adequate reserves have been made on the Financial Statements) upon any of the Purchased Assets.

    3.20.  Transactions With Affiliates.  Schedule 3.20 sets forth a full and complete description of each transaction between Seller (or involving Seller) and any of its Affiliates and Associates that has either (a) resulted in an asset reflected on the Balance Sheet or, if arising after the Balance Sheet Date, would be required by GAAP to be reflected on a balance sheet of Seller (such as accounts receivable) or (b) created any Liability on the part of Seller (such as an account payable, note payable or guaranty or indemnity obligation), whether or not such Liability is reflected on the Balance Sheet or is required by GAAP to be reflected on a balance sheet of Seller. A true and correct copy of each Contract (including any guaranty agreement) or other instrument in respect of each such transaction has heretofore been delivered to Purchaser and Parent.

    3.21.  Relationships.  Except as set forth on Schedule 3.21, since the Balance Sheet Date, the Business has not lost, had a material disagreement with or experienced a material adverse change in its relationship with any client or other third party who is a party to an Assumed Contract, nor has any such client or third party threatened to terminate its respective Assumed Contract with the Seller.

    3.22.  No Undisclosed Liabilities.  Except as disclosed on Schedule 3.22, there are no material operating costs borne by any Affiliate of Seller on Seller's behalf which have not been included on the Balance Sheet, there are no Liabilities of Seller relating to the Business or any of the Purchased Assets that would constitute Assumed Liabilities if not discharged by Seller or any of its Affiliates on or prior to the Closing Date, other than:

      (a) any Liability reflected on the Balance Sheet;

      (b) Liabilities disclosed on Schedule 2.03; and

      (c) Liabilities incurred in the ordinary course of business since the Balance Sheet Date that are not individually or in the aggregate material to the Business or the Purchased Assets, in either case taken as a whole.

    3.23.  Competitive Restrictions.  Except as set forth on Schedule 3.23, none of the Seller Parties nor the Business nor, to the knowledge of the Seller Parties, any employee of Seller is subject to any Contract or is bound in any other way which restricts its ability to conduct its or his operations in any material respect or engage in any kind of business or sell any kind of product in any market to the extent that such restriction relates to the Business.

    3.24.  Full Disclosure.  The information contained in this Agreement with respect to the Business, the Purchased Assets, Assumed Liabilities and the results of operations and financial condition of the Business are correct and complete in all material respects and do not omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

    Parent and Purchaser, jointly and severally, hereby represent and warrant to each of the Seller Parties, that:

    4.01.  Existence and Good Standing.  Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the States of Delaware and California, respectively. Each of Parent and Purchaser has all corporate power and authority required to carry on its business as now conducted and to own and operate its business as now owned and operated by it. Each of Parent and Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent. Each of Parent and Purchaser has heretofore made available to Seller complete and correct copies of its certificate or articles of incorporation, as applicable and bylaws as currently in effect.

    4.02.  Authorization and Enforceability.  The execution, delivery and performance by each of Parent and Purchaser of this Agreement and the other Acquisition Documents to be executed and delivered by it, and the consummation of the transactions contemplated hereby and thereby, are within Parent's or Purchaser's, as applicable, powers and have been duly authorized by all necessary corporate and stockholder action on its part. This Agreement has been and the other Acquisition Documents to be executed and delivered by it, when executed at the Closing, will have been, duly and validly executed by each of Parent and Purchaser and, assuming the due execution and delivery of this Agreement and the other Acquisition Documents to be executed and delivered by each Seller Party and each Employee Shareholder, will constitute the legal, valid and binding agreements of each of Parent and Purchaser, enforceable against it in accordance with their respective terms.

    4.03.  Governmental Authorization.  Except for filings, permits, authorizations, consents, and approvals as may be required under and other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws (including the Fairness Hearing), and any filings, permits or authorizations required under the HSR Act or any state or federal banking regulations, the execution, delivery and performance by each of Parent and Purchaser of this Agreement and the other Acquisition Documents to be executed and delivered by it, and the consummation by it of the transactions contemplated hereby and thereby, require no Governmental Approval from any Governmental Authority or any consent, waiver or approval of any other Person (such required consents and approvals, the "Purchaser Approvals").

    4.04.  Non-Contravention.  The execution, delivery and performance by each of Parent and Purchaser of this Agreement and the other Acquisition Documents to be executed and delivered by it, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) contravene or conflict with the certificate or articles of incorporation or bylaws of Parent or Purchaser, (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to Parent or Purchaser or (c) contravene or constitute a default under any material agreement to which Parent or Purchaser is a party.

    4.05.  No Broker.  There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Parent or Purchaser, who might be entitled to any fee, commission or reimbursement of expenses from Parent or Purchaser or any of its Affiliates and Associates, upon consummation of the transactions contemplated by this Agreement.

    4.06.  Valid Issuance of Parent Common Stock.  The shares of Parent Common Stock to be issued as part of the Purchase Price pursuant to the Deferred Payment and the Earnout Payments will be validly issued, fully paid and nonassessable, and shall be free and clear of all Liens.

    4.07.  SEC Reports; Financial Statements.  Parent has filed all required forms, reports and documents ("Parent SEC Reports") with the SEC since January 1, 1998, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as applicable, in each case as in effect on the dates such forms reports and documents were filed. None of such Parent SEC Reports, including any financial statements and schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. The financial statements and schedules included in the Parent SEC Reports fairly present in all material respects the financial condition and results of operations of Parent and its consolidated subsidiaries as of the dates and for the periods covered thereby, and have been prepared in accordance with GAAP applied on a consistent basis. All Parent SEC Reports filed after the date hereof shall comply in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder, as the case may be, and none of such Parent SEC Reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading; provided, however, that Parent may correct, update, or supercede such Parent SEC Reports filed after the date hereof by a document subsequently filed with the SEC after the date of the filing of such Parent SEC Report.

    4.08.  Compliance with Applicable Laws.  Parent has not violated or infringed, nor at the Closing Date will Parent be violating or infringing, in any material respect, any Applicable Law or any order, writ, injunction or decree of any Governmental Authority, except for such violations which would not have a Material Adverse Effect on Parent.

    4.09.  Competitive Restrictions.  Neither Parent nor Purchaser nor, to the knowledge of either of them, any employee of either of them is, nor at the Closing Date will be, subject to any contract or is bound in any other way which restricts or will restrict its ability to operate the Business.

ARTICLE 5
COVENANTS OF SELLER PARTIES

    Seller and, for the purposes of Section 5.09, each Founder Shareholder agree that:

    5.01.  Operation of the Business Prior to Closing.  Between the date hereof and through the Closing Date, Seller shall operate the Business in the ordinary course consistent with past practice, except as agreed to in writing by Purchaser. Without limiting the generality of the foregoing, between the date hereof and through the Closing Date (and, as the context permits, thereafter):

      (a)  Negative Covenants.  Seller shall not do any of the following with respect to the Business without the prior written consent of Purchaser:

         (i) sell, transfer or otherwise dispose of any Purchased Assets, cancel any debts or claims involving any Person relating to the Business, or pledge, assign, lease, or otherwise convey, or cause or allow any Lien, other than a Permitted Lien, to be placed upon, any Purchased Asset except in the ordinary course of business consistent with past practice;

        (ii) enter into any transaction not described in clause (i) above with respect to any Purchased Asset outside of the ordinary course of business consistent with past practice, including any capital expenditure commitment involving more than Ten Thousand Dollars ($10,000) where the expenditure is likely to occur, in whole or in part, after the Closing Date;

        (iii) amend its articles or certificate of incorporation or bylaws in any way that would have or could reasonably be expected to have a Material Adverse Effect on the Business, any Purchased Asset or on the prospects for consummating the transactions contemplated by this Agreement;

        (iv) permit its corporate existence or any Permit to be suspended, lapsed, revoked or modified in any material respect;

        (v) amend in any material respect or terminate any Assumed Contract except in the ordinary course of business consistent with past practice with prompt notice to Parent;

        (vi) enter into any new merger and acquisition advisory agreement that would become an Assumed Contract, except in the ordinary course of business in accordance with past practice;

       (vii) except (A) as required by any of the agreements disclosed in the Schedules or Exhibits or (B) for normal compensation adjustments consistent with past practice, increase any benefits payable, termination pay policies or employment agreements with any director, officer or employee of the Business;

       (viii) incur any indebtedness relating to the Business or any of the Purchased Assets, except accounts payable in the ordinary course of business and reasonable expenses, including legal and accounting fees, incurred in connection with the consummation of the transactions contemplated by this Agreement; or

        (ix) enter into or become bound by any lease of personal property or other agreement in connection with the Business where the aggregate scheduled payments thereunder would exceed Ten Thousand Dollars ($10,000) or acquire or lease any real property.

      (b)  Affirmative Covenants.  Seller shall:

         (i) maintain the Purchased Assets (including all Intellectual Property Assets) in the ordinary course of business consistent with past practice, reasonable wear and tear, damage by fire and other casualty excepted;

        (ii) promptly repair, restore or replace any of its the Purchased Assets in the ordinary course of business consistent with past practice;

        (iii) upon any condemnation, taking by eminent domain, damage, destruction or loss to any of the Purchased Assets, apply any and all insurance proceeds or any award (or compensation in lieu thereof) received with respect thereto to the prompt repair, replacement and restoration thereof;

        (iv) comply in all material respects with all Applicable Laws;

        (v) properly and timely file all Tax Returns required to be filed and pay the expenses of preparation therefor, and make timely payment of all applicable Taxes when due;

        (vi) use its best efforts to consummate the transactions contemplated by this Agreement;

       (vii) take all actions necessary to be in material compliance with all Assumed Contracts and to maintain the effectiveness of all Permits;

       (viii) notify Purchaser of any action, event, condition or circumstance, or group of actions, events, conditions or circumstances, that has resulted in, or could reasonably be expected at the time to result in, a Material Adverse Effect on the Business;

        (ix) notify Purchaser of the commencement of any Proceeding by or against any Seller Party or Employee Shareholder or any threatened Proceeding of which Seller becomes aware that relates to Seller, the Business, any of the Purchased Assets or the transactions contemplated by this Agreement;

        (x) pay accounts payable of the Business and pursue collection of accounts receivables in the ordinary course of business consistent with past practice; and

        (xi) preserve its relationships with suppliers to and clients of the Business and others having business relations with the Business.

    5.02.  Compliance with Terms of Required Governmental Approvals and Required Contractual Consents.  From and after the Closing Date, Seller shall comply (and Seller shall cause each Employee Shareholder to comply) at Seller's own expense with all conditions and requirements imposed on Seller or such Employee Shareholder as set forth in (a) each Required Governmental Approval to the extent necessary such that each such Required Governmental Approval will remain in full force and effect assuming, if applicable, continued compliance with the terms thereof by Purchaser and (b) each Required Contractual Consent to the extent necessary such that each such Required Contractual Consents will remain effective and enforceable against the Persons giving such Required Contractual Consents assuming, if applicable, continued compliance with the terms thereof by Purchaser.

    5.03.  Maintenance of Insurance Policies.  From the date hereof to and including the Closing Date, Seller shall not (i) allow any Insurance Policy that covers all or any material part of the Purchased Assets or the Business to be amended or terminated without replacing such policy with a policy providing at least equal coverage, insuring comparable risks and issued by an insurance company financially comparable to the prior insurance company; or (ii) otherwise take or fail to take any action if such action or inaction would materially adversely affect the applicability of any Insurance Policy that covers all or any material part of the Purchased Assets or the Business.

    5.04.  No Continuing Negotiations.  Between the date hereof and the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, neither Seller nor any of its respective Affiliates and Associates, nor any officer, director, employee or shareholder of Seller or any such Affiliate or Associate, nor any party acting on behalf of any of the foregoing, shall solicit or encourage, directly or indirectly, any inquiries, discussions or proposals, or enter into any discussions, negotiations or agreements with, or provide any confidential information to, any Person other than Parent and Purchaser (and their representatives) in connection with (x) the issuance, sale, transfer or other disposition of any shares of capital stock of Seller or other securities of Seller, or of all any material portion of the assets and properties of Seller (or any interest therein), or (y) any investment in Seller or (z) any merger, consolidation or other similar transaction involving Seller (each of the foregoing is referred to as a "Third Party Transaction"). If Seller, or any of its Affiliates, Associates, employees, representatives and agents, shall receive, or become aware of, any proposal regarding a Third Party Transaction, Seller shall or shall cause such other Person, as the case may be, within one (1) Business Day after such receipt or becoming aware thereof notify Parent and Purchaser of such proposal regarding a Third Party Transaction and shall, in any such notice to Parent and Purchaser, indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal and the content of any written or oral communications relating to such proposal.

    5.05.  Meeting of Shareholders.  Seller shall take all actions necessary in accordance with the CCC and its Articles of Incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable following the Fairness Hearing to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby or solicit its shareholders' written consent as promptly as practicable to consider and vote upon or consent to the adoption and approval of this Agreement and the transactions contemplated hereby. The shareholder vote required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the CCC and Seller's Articles of Incorporation and Bylaws.

    5.06.  Access to Information.  From the date hereof until the Closing Date, Seller shall promptly (a) give Parent and Purchaser and their counsel, financial advisors, accountants, auditors and other authorized representatives reasonable access to the offices, properties, Books and Records relating to the Business and the Purchased Assets, upon reasonable prior notice, (b) furnish to Parent and Purchaser and their counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Business and the Purchased Assets, as Parent or Purchaser may reasonably request and (c) instruct its directors, officers, key employees, counsel, auditors and financial advisors to cooperate with Parent and Purchaser and their counsel, financial advisors, auditors and other authorized representatives.

    5.07.  Notices of Certain Events.  Seller shall promptly notify Parent and Purchaser of:

      (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any of the other Acquisition Documents and any default alleged under any Material Contract;

      (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or

      (c) any Proceeding commenced or, to their knowledge threatened against, relating to or involving or otherwise affecting Seller, any of the Purchased Assets and Assumed Liabilities or the Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.09 or that relate to the consummation of the transactions contemplated by this Agreement.

    5.08.  Transfer of Certain Materials to Purchaser.  At such time, if any, as Seller is no longer required to retain any Books and Records relating to the Business or any of the Purchased Assets and Assumed Liabilities, which Books and Records constitute Excluded Assets, Seller shall offer to transfer such Books and Records to Purchaser at Purchaser's expense (but with no charge payable to Seller other than the reasonable out-of-pocket costs of Seller) prior to destroying such Books and Records.

    5.09.  Employees and Offers of Employment.  Seller shall use its commercially reasonable efforts to assist Purchaser with hiring the Designated Employees. Seller shall not take and Seller shall cause its Affiliates and Associates not to take, any action which would impede, hinder, interfere or otherwise compete with Purchaser's effort to hire any Designated Employee.

    5.10.  Founder Shareholder Further Assurances.

      (a) Each Founder Shareholder agrees that, during the period from the date of this Agreement through the Closing or termination of the Agreement pursuant to Article 9 (the "Expiration Date"), such Founder Shareholder shall not cause or permit any transfer of any securities of the Seller beneficially owned by a Founder Shareholder as of the date hereof or any additional securities of Seller of which a Founder Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date (the "Founder Shares") to be effected unless each person to which any of such Founder Shares, or any interest in any of such Founder Shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement (with such modifications as Parent may reasonably request); and (b) agreed in writing to hold such Founder Shares (or interest in such Founder Shares) subject to all of the terms and provisions of this Agreement.

      (b) Until the Expiration Date, at every meeting of the Shareholders called with respect to any of the following, and on every action or approval by written consent of the shareholders of Seller with respect to any of the following, each Founder Shareholder agrees to vote the Founder Shares in favor of approval of this Agreement and the transactions contemplated hereby and any matter necessary to facilitate such transactions and against (i) any proposal made in opposition to or in competition with consummation of the transactions contemplated by this Agreement; (ii) any Third Party Transaction; or (iii) any liquidation or winding up of Seller. In order to effectuate the foregoing, each Founder Shareholder hereby constitutes and appoints Parent, or any nominee of Parent, with full power of substitution, from the date hereof to the Expiration Date, as its true and lawful proxy, for and in its name, place and stead, including the right to sign its name (as shareholder) to any consent, certificate or other document relating to Seller that the laws of the State of California may permit or require, solely to cause the Founder Shares to be voted in the manner contemplated by this Section 5.10. The parties and proxies named above shall not exercise this proxy on any other matter except as provided above. The parties acknowledge that the proxy provided for here is irrevocable and coupled with an interest.

    5.11.  Additions to and Modification of Seller Disclosure Schedule.  Concurrently with the execution and delivery of this Agreement, Seller has delivered a Seller Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement. In addition, Seller shall deliver to Parent and Purchaser such additions to or modifications of any Sections of Seller Disclosure Schedule necessary to make the information set forth therein true, accurate and complete in all material respects as soon as practicable after such information is available to Seller after the date of execution and delivery of this Agreement; provided, however, that (i) such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article 3, unless Parent so consents in writing, nor limit the rights and remedies of Parent and Purchaser under this Agreement for any breach by Seller of such representation and warranties unless, in each case, Parent has given its prior written approval of the action so disclosed, and (ii) failure to comply with the disclosure obligations required hereunder shall not be deemed to constitute a failure of the conditions set forth in Section 8.02(a) unless the information to be disclosed would constitute a breach of representations or warranties that would cause a failure of the conditions set forth in Section 8.02(a).

ARTICLE 6
COVENANTS OF PARENT AND PURCHASER

    Parent and Purchaser agree that:

    6.01.  Compliance with Terms of Governmental Approvals and Consents.  From and after the Closing Date, Purchaser shall comply at its own expense with all conditions and requirements imposed on Purchaser as set forth in (a) the Purchaser Approvals that are Governmental Approvals, to the extent necessary such that all such Governmental Approvals will remain in full force and effect assuming, if applicable, continued compliance of the terms thereof by the Seller Parties and (b) all Purchaser Approvals of Persons other than Governmental Authorities, to the extent necessary such that all such consents and approvals will remain effective and enforceable against the Persons giving such consents and approvals, assuming, if applicable, continued compliance with the terms thereof by the Seller Parties.

    6.02.  Employees and Offers of Employment.  Purchaser shall offer employment in the form of an offer letter (each, an "Offer Letter") to those employees of Seller designated on Schedule 6.02 (the "Designated Employees"), so long as such employees are employed by Seller on the Closing Date. Each Offer Letter shall offer employment at the salary and benefit levels, including bonuses, as set forth on Schedule 6.02. The Designated Employees shall be entitled to participate in Purchaser's 401(k) Plan/Employee Stock Ownership Plan, Money Purchase Pension Plan, Employee Stock Purchase Plan and the health and welfare plans that are offered by Purchaser to its employees from time to time. The Designated Employees' prior service with Seller shall be credited as service with Purchaser under such Benefit Plans of Purchaser, except as set forth on Schedule 6.02A or where the terms of such Benefit Plan prohibit Purchaser from crediting such service. The Designated Employees shall not be entitled to participate in any other Benefit Plan of Purchaser, including the 1997 Equity Incentive Plan, Severance Plan, Retention Plan and Change in Control Plan. Except for the Designated Employees, Purchaser shall be under no obligation to offer employment to any of Seller's employees. Notwithstanding the foregoing and subject to Section 6.04, Purchaser may terminate at any time after the Closing Date, the employment of any Designated Employee who accepts such offer of employment (unless otherwise provided in the Employment Agreements or specifically agreed in writing by Purchaser). Such former employees who accept and commence employment with Purchaser are hereinafter collectively referred to as the "Hired Employees". Purchaser shall not assume responsibility for any Hired Employee until such employee accepts an offer of employment from Purchaser and commences employment with Purchaser and, in any event, Purchaser assumes no responsibility or obligation for any benefits earned or accrued by Hired Employees on or prior to the Closing Date (unless otherwise provided in the Offer

Letters or Employment Agreements). Nothing herein shall be construed to restrict Purchaser's ability to hire employees by other means.

    6.03.  COBRA.  Purchaser shall provide "continuation coverage" within the meaning of Code Section 4980B(f) under a Group Health Plan maintained by Purchaser to each individual who, as of the Closing Date, is a "covered employee" as defined in Code Section 4980B(f)(7) or a "qualified beneficiary" under any Group Health Plan maintained by Seller. Purchaser shall provide the continuation coverage described in the preceding sentence for the duration of the period commencing on a date mutually agreed to by Purchaser and Seller that is on or promptly following the Closing Date and ending not earlier than the COBRA coverage termination date specified under Code Section 4980B for each such qualified beneficiary.

    6.04.  Operations of Purchaser.

      (a) As soon as practicable after the Closing and until the earlier (i) the closing under any exercise of the Put Right by Parent and Purchaser pursuant to Article 12, or (ii) September 30, 2005, Parent and Purchaser agree to cause one nominee of Seller to be elected to the Board of Directors of Purchaser (the "Purchaser Board"). All other members of the Purchaser Board shall be designated by Parent and Purchaser.

      (b) Prior to and effective upon the Closing, Purchaser and Seller shall agree on an operating plan (the "Operating Plan") with respect to certain issues including governance, budgeting and referrals, and an annual budget for the Investment Banking Business for the fiscal year ending December 31, 2001, and such Operating Plan shall be adopted by the Purchaser Board. Any changes to the Operating Plan will require approval of the Purchaser Board. An annual budget and revised operating plan for each subsequent fiscal year commencing January 1, 2002 will be approved by the Purchaser Board no later than the November 30 preceding each such fiscal year. Under each annual budget until September 30, 2005, an amount equal to 43.2% of net revenue of the Investment Banking Business for the covered fiscal year will be allocated for all personnel expenses of the Investment Banking Business, including salaries, bonuses (including any bonuses paid pursuant to the Employment Agreements) and benefits (but excluding the payments provided under Section 6.05), unless otherwise approved unanimously by the Purchaser Board.

      (c) As soon as practicable after the Closing, the Purchaser Board will appoint a Founder Shareholder of Seller (initially James Kochman) as the Managing Director of the Corporate Finance Division of Purchaser (the "Managing Director"), who shall report directly to the Chief Executive Officer of Purchaser (who shall also be the Chief Executive Officer of Parent). Notwithstanding the foregoing, in the event that the Chief Executive Officer of Parent ceases to be the Chief Executive Officer of Purchaser, then the Managing Director will report directly to the Chief Executive Officer of Parent.

      (d) Following the Closing, the Investment Banking Business shall be managed by the Managing Director and the other Founder Shareholders of Seller for so long as such individuals are employed by Purchaser, subject to the supervision of the Purchaser Board. Without limiting the generality of the foregoing, the Managing Director and the other Founder Shareholders shall set the compensation and benefits levels for all employees of the Investment Banking Business, subject to the provisions of the Operating Plan and the budgetary specifications set forth in Section 6.04(b) above.

      (e) Parent may place other businesses in addition to the Investment Banking Business into Purchaser and may remove such businesses at any time. Other than the nominee of Seller sitting on the Purchaser Board, the Founder Shareholders will have no management responsibility over any business of Purchaser other than the Investment Banking Business.

      (f)  Notwithstanding any provision to the contrary in this Agreement, the covenants contained in this Section 6.04 shall terminate immediately upon the earlier of (i) September 30, 2005, or (ii) the closing of any exercise of the Put Right by Parent and Purchaser pursuant to Article 12.

    6.05.  Employee Retention Payments.

      (a) Subject to Section 12 hereof, the parties agree that certain key non-stockholder employees of Seller, to be designated by Seller pursuant to Section 6.04(d) and this Section 6.05, who become employees of Purchaser after the Closing (the "Non-Shareholder Employees"), will be entitled to receive distributions from Purchaser of an aggregate amount of $5,000,000 (the "Employee Retention Payment"). Seller shall designate prior to the Closing Date the Non-Shareholder Employees entitled to receive $3,000,000 of the Employee Retention Payment and shall designate prior to September 30, 2002 the Non-Shareholder Employees entitled to receive the remaining $2,000,000 of the Employee Retention Payment. The Employee Retention Payment will be payable, at Purchaser's sole option, in cash, shares of Parent Common Stock, options for shares of Parent Common Stock or any combination thereof. Subject to Section 6.04(d), the Managing Director and the other Founder Shareholders shall determine the distribution of the Employee Retention Payment among the Non-Shareholder Employees in a manner which, in the good faith determination of the Managing Director and other Founder Shareholders, will encourage the retention of the such Non-Shareholder Employees by Purchaser. Any Employee Retention Payment distributed in the form of cash will be subject to applicable Tax withholdings. The Employee Retention Payment will be payable as follows:

         (i) 1/3 of the Employee Retention Payment will be payable to the Non-Shareholder Employees on September 30, 2003;

        (ii) 1/3 of the Employee Retention Payment will be payable to the Non-Shareholder Employees on September 30, 2004;

        (iii) all of the remaining Employee Retention Payment will be payable to the Non-Shareholder Employees on September 30, 2005.

      (b) Notwithstanding the foregoing, any distribution of a portion of the Employee Retention Payment to a Non-Shareholder Employee will be conditioned upon the continued employment of such Non-Shareholder Employee by Purchaser through and on the applicable dates set forth above. Any Employee Retention Payment payable pursuant to this Section 6.04 will be reduced by the amount allocated to a Non-Shareholder Employee if such Non-Shareholder Employee is not an employee of Purchaser as of the applicable date.

ARTICLE 7
COVENANTS OF SELLER, PURCHASER AND PARENT

    Seller, Parent and Purchaser agree that:

    7.01.  Qualification of Parent Common Stock.

      (a) Promptly after the execution of this Agreement, Parent and Purchaser shall prepare and cause to be filed with the California Commissioner of Corporations (the "California Commissioner") a permit application under Section 25121 of the CCC and a related information statement or other disclosure document (the "Information Statement"), and shall request a hearing on the fairness of the terms and conditions of the issuance of all Parent Common Stock under this Agreement, including the shares to be issued under Sections 2.05, 6.05 and 11.02 and the exchange of the Purchased Assets therefore, pursuant to Section 25142 of the CCC (the "Fairness Hearing"). The parties to this Agreement shall use all commercially reasonable efforts to cause the California Commissioner to approve the fairness of the terms and conditions of the transactions contemplated by this Agreement at such a hearing; provided, however, that neither party shall be required to modify in any material way any of the terms and conditions in this Agreement. Seller shall prepare the Information Statement and the parties to this Agreement shall provide and include in the Information Statement such information relating to Seller, Parent and Purchaser as may be required pursuant to the rules of the California Commissioner. The Information Statement shall include the unanimous recommendation of Board of Directors of Seller in favor of the transactions contemplated by this Agreement. Parent shall pay all filing fees in connection with the Fairness Hearing.

      (b) In the event Seller, Parent and Purchaser are unable to obtain a permit following a Fairness Hearing qualifying all shares of Parent Common Stock to be issued under this Agreement as set forth in Section 7.01(a), or the parties agree not to seek a Fairness Hearing, the parties agree to enter into a Registration Rights Agreement, dated as of the Closing Date, in substantially the form attached hereto as Exhibit E.

    7.02.  Further Assurances.  Each of Seller, Parent and Purchaser agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable (including obtaining the Required Consents and Purchaser Approvals) in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the other Acquisition Documents. Subject to Sections 7.03, and 8.01(d), each of Seller, Parent and Purchaser agrees to cooperate with the reasonable requests of all Governmental Authorities in connection with the transactions contemplated by this Agreement and the other Acquisition Documents. Notwithstanding the foregoing, none of Seller, Purchaser or Parent shall have any obligation to expend any funds or to incur any other obligation in connection with the consummation of the transactions contemplated hereby (including, by way of illustration only, any payment in connection with obtaining the Required Consents or Purchaser Approvals) other than normal out-of-pocket expenses (such as fees of counsel, accountants and auditors and filing fees with Governmental Authorities) reasonably necessary to consummate such transactions.

    7.03.  Certain Filings.  Each of Seller, Purchaser and Parent shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement and the other Acquisition Documents. Without limiting the generality of the foregoing, (i) Purchaser and its Affiliates and Associates (including any "ultimate parent entity", as defined in the HSR Act), and Seller and its Affiliates and Associates (including any "ultimate parent entity", as defined in the HSR Act) shall promptly prepare and make their respective HSR filings and, unless this Agreement shall have been terminated pursuant to Section 9.01, thereafter shall make all required or requested submissions, under the HSR Act or any analogous Applicable Law, if required, with the costs of such HSR Filings to be borne by the party making such filing; and (ii) Seller shall, and shall use its best efforts to cause each Employee Shareholder to, promptly prepare and make such filings and applications for registration and licensing with all necessary Governmental Authorities, including the NASD and the SEC. Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish all information required in connection therewith and seek timely to obtain any such actions, consents, approvals or waivers; provided, however, that each of Seller, Purchaser and Parent shall cooperate with each other in connection with the making of all such filings, including, to the extent the following is permitted under Applicable Law, by (a) providing copies of all such documents to the non-filing parties and their advisors prior to filing and, if requested, to accept reasonable additions, deletions or changes suggested in connection therewith and (b) providing to each other party copies of all correspondence from and to any Governmental Authority in connection with any such filing. Notwithstanding the foregoing, neither Parent, Purchaser nor Seller shall be under any obligation to comply with any request or requirement imposed by the Federal Trade Commission (the "FTC"), the Department of Justice (the "DofJ") or any other Governmental Authority in connection with the compliance with the HSR Act if Seller, Parent or Purchaser, in the exercise of such entities' reasonable discretion, deems such request or requirement unduly burdensome. Without limiting the generality of the foregoing, none of Parent or Purchaser or Seller shall be obligated to comply with any request by, or any requirement of, the FTC, the DofJ or any other Governmental Authority: (i) to disclose information Parent, Purchaser or Seller, as the case may be, reasonably deems it in its best interests to keep confidential; (ii) to dispose of any assets or operations; (iii) to comply with any restriction on the manner in which it conducts its operations other than the Business; or (iv) to comply with any material restriction on the manner in which it conducts the Business after the Closing Date.

    7.04.  Public Announcements.  Prior to the Closing Date, none of the parties hereto, nor any of their respective Affiliates, Associates, directors, officers, employees or agents shall, except as required by Applicable Law or stock market requirements, make any public announcements or otherwise reveal to third parties information relating to this Agreement, any of the other Acquisition Documents or any of the transactions contemplated hereby and thereby, except with the prior written approval of the other parties hereto, which consent shall not be unreasonably withheld. Notwithstanding the preceding sentence, the first public announcement of this Agreement and the transactions contemplated hereby shall be a press release issued by Parent, in a form approved by Seller.

    7.05.  Tax Matters.

      (a)  Cooperation.  Each of Seller, Parent and Purchaser agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets, the Assumed Liabilities and the Business as is reasonably necessary for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return. Each of Seller, Parent and Purchaser shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Business and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.05(a). Each of Seller, Parent and Purchaser shall also cooperate to enable Parent and Purchaser to obtain any available exemptions from successor liability for Taxes of Seller.

      (b)  Allocation of Taxes.  All real and personal property taxes and assessments and similar ad valorem obligations levied with respect to any of the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Purchaser as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. Within a reasonable period after the Closing Date, Seller and Purchaser shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 7.05(b), together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within ten (10) days after delivery of such statement. Thereafter, Seller shall notify Purchaser upon receipt of any bill for real or personal property taxes or assessments relating to any of the Purchased Assets, part or all of which are attributable to the Post-Closing Tax Period, and shall promptly deliver such bill to Purchaser who shall pay the same to the appropriate taxing authority, provided that if such bill covers any part of the Pre-Closing Tax Period, Seller shall also remit prior to the due date of assessment to Purchaser payment for the proportionate amount of such bill that is attributable to the Pre-Closing Tax Period. In the event that either Seller or Purchaser shall thereafter make a payment for which it is entitled to reimbursement under this Section 7.05(b), the other party shall make such reimbursement promptly, but in no event later than thirty (30) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any payment required under this Section 7.05(b) and not made within ten (10) days after delivery of the statement shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid.

      (c)  Responsibility for Payment.  Except as provided in Section 7.05(b), (i) Seller shall pay as and when due any and all Liabilities for Taxes of or relating to any of the Purchased Assets and the Business that are described in Section 2.04(c); and (ii) Seller and Purchaser shall pay in equal part as and when due any and all Liabilities for Taxes (other than income Taxes) on or relating to any of the Purchased Assets and the Business that are otherwise incurred and become payable as a result of the transactions contemplated by this Agreement (including but not limited to any transfer, documentary, sales, use or other Taxes assessed upon or with respect to the transfer of any of the Purchased Assets to Purchaser, and any recording or filing fees with respect thereto).

    7.06.  Allocation of Purchase Price.  The Purchase Price shall be allocated in accordance with Exhibit C (as such allocation of Purchase Price shall be determined prior to Closing and attached hereto). Purchaser initially shall prepare Exhibit C and the parties shall use commercially reasonable efforts to reach agreement on the allocation of Purchase Price reflected therein prior to Closing. If the parties reach such an agreement, Seller, Parent and Purchaser agree to report the transactions contemplated hereby for state and federal Tax purposes in accordance with such allocation of the Purchase Price.

    7.07.  Confidentiality.  Each party hereto shall maintain the confidential nature of, and shall not use in any way detrimental to any other party, including directly or indirectly in the conduct of such party's business, all confidential financial, technical, marketing, research, commercial or other information concerning the other parties hereto, including the Intellectual Property Rights of the other party obtained as a result of this Agreement. In the event of the termination of this Agreement for any reason, upon written request of any party, each party receiving such request agrees to return to the requesting party any and all materials containing any such confidential information relating to such requesting party. The restrictions contained herein and in any Schedules and Exhibits hereto shall not apply to any information that (a) is or becomes generally available to the public other than as a result of a disclosure in violation of the provisions hereof, (b) is or becomes available to a party on a non-confidential basis from a source not bound by a non-disclosure obligation, (c) is independently derived by the party to whom such information was disclosed, or (d) is derived from information that is not confidential and does not contain any confidential information. In the event that any party hereto receives a request to disclose all or any part of any confidential information under the terms of a subpoena, order, civil investigative demand or similar process issued by a court of competent jurisdiction or by another Governmental Authority, such party agrees to: (i) immediately notify the party to whom such confidential information relates of the existence, terms and circumstances surrounding such request, (ii) consult with such party to whom the information relates on the advisability of taking legally available steps to resist or narrow such request and (iii) if disclosure of such information is required, furnish only that portion of the confidential information that, in the opinion of counsel to the party who has received the request, such party is legally compelled to disclose and advise the party to whom such confidential information relates as far in advance of such disclosure as possible so that such party to whom the confidential information relates may seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded such confidential information. In any event, the party who receives the request shall not oppose actions by the party to whom the confidential information relates to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such confidential information.

Effective as of the Closing, the provisions of this Section 7.07 shall supersede the provisions of the Confidentiality Agreement, dated as of June 6, 2001, by and between Parent and Seller.

ARTICLE 8
CONDITIONS TO CLOSING

    8.01.  Conditions to Each Party's Obligations to Closing.  The respective obligations of each party hereto to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

      (a)  Shareholder Approval.  This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the shareholders of Seller.

      (b)  No Violation.  The transactions contemplated by this Agreement and the other Acquisition Documents and the consummation of the Closing shall not violate any Applicable Law. No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court or other Governmental Authority or any other legal restraint or prohibition preventing the transfers contemplated hereby or the consummation of the Closing, or imposing Losses in respect thereto, shall be in effect as of the Closing Date, and there shall be no pending or threatened actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) or by any other Person having jurisdiction with respect to such matter challenging or in any manner seeking to restrict or prohibit the transfer and exchange contemplated hereby or the consummation of the Closing, or to impose conditions that would be materially burdensome on the Purchased Assets, the Assumed Liabilities, the Business or Seller (or any of its Affiliates and Associates) or Purchaser (or any of its Affiliates and Associates) or its business substantially as such business has been conducted prior to the Closing Date or as said business, as of the date hereof, would be reasonably expected to be conducted after the Closing Date.

      (c)  Required Governmental Approvals.  All Required Governmental Approvals and Purchaser Approvals that are Governmental Approvals shall be in effect as of the Closing Date, all applicable waiting periods with respect to Required Governmental Approvals and Purchaser Approvals that are Governmental Approvals shall have expired or been terminated by the applicable Governmental Authority prior to the Closing Date, and no Proceedings shall have been instituted or threatened by any Governmental Authority as of the Closing Date with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such Required Governmental Approval or Purchaser Approval.

    8.02.  Conditions to Obligations of Purchaser.  The obligation of Purchaser to consummate the Closing is subject to the satisfaction or waiver of each of the following conditions:

      (a)  Performance by Seller Parties.  (i) Seller shall have performed and satisfied in all material respects each of its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date; (ii) except as otherwise set forth in subsection (iii), each of the representations and warranties of Seller contained herein or in any of the other Acquisition Documents and in any Schedules or Exhibits hereto or thereto shall have been true and correct in all material respects and shall be true and correct in all material respects at and as of the Closing with the same force and effect as if made as of the Closing; (iii) each of the representations and warranties of Seller relating to any Excluded Asset or Excluded Liability contained herein or in any of the other Acquisition Documents and in any Schedules or Exhibits hereto or thereto shall have been true and correct in all material respects and shall be true and correct in all material respects at and as of the Closing with the same force and effect as if made as of the Closing where the failure of such representation or warranty to be so true and correct would result in a Material Adverse Effect on the Business; and (iv) Purchaser shall have received a certificate signed by two duly authorized executive officers of Seller to the foregoing effect and to the effect that the conditions specified within this Section 8.02(a) have been satisfied.

      (b)  Acquisition Documents.  Each Seller Party and Employee Shareholder shall have executed and delivered to Purchaser all Acquisition Documents to which such Seller Party or Employee Shareholder is a party.

      (c)  Noncompetition Agreement.  Purchaser shall have received from each Employee Shareholder a Noncompetition Agreement in the form attached hereto as Exhibit D.

      (d)  Employment Agreements.  Purchaser shall have received from each Employee Shareholder an Employment Agreement in the form attached hereto as Exhibit E.

      (e)  Regulatory Licensing.  At least 75% of the Designated Employees shall be registered with all necessary Governmental Authorities, including the NASD and the SEC, and shall be licensed as Series 7 General Securities Representatives. In addition, at least two (2) such employees, one of which shall be James Kochman, shall be licensed as Series 24 General Securities Principals.

      (f)  Opinion of Counsel.  Purchaser shall have received an opinion from Latham & Watkins, outside counsel to the Seller Parties, dated the Closing Date, in substantially the form attached hereto as Exhibit G.

      (g)  Investment Representation Statement.  Seller shall have completed and provided to Parent an Investment Representation Statement in the form attached hereto as Exhibit H.

      (h)  Dissenters Rights.  No shareholders of Seller shall have exercised or be eligible to exercise dissenters or appraisal rights in connection with the transactions contemplated by this Agreement.

    8.03.  Conditions to Obligations of Seller Parties.  The obligations of Seller to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

      (a)  Qualification of Parent Common Stock.  The California Commissioner shall have issued a permit under Section 25121 of the CCC (following the Fairness Hearing) for the issuance of all Parent Common Stock that may be issued pursuant to the transactions contemplated by this Agreement and all applicable requirements of Section 3(a)(10) of the Securities Act shall have been satisfied or, in the event that (i) Seller, Parent and Purchaser shall have been unable to obtain such permit following a Fairness Hearing or (ii) the parties shall have agreed not to seek a Fairness Hearing, the parties hereto shall have entered into a Registration Rights Agreement in form attached as Exhibit F hereto.

      (b)  Performance by Purchaser.  (i) Purchaser shall have performed and satisfied in all material respects each of its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date, (ii) each of the representations and warranties of Purchaser contained herein or in any of the other Acquisition Documents and in any Schedules or Exhibits hereto or thereto shall have been true and correct in all material respects and shall be true and correct in all material respects at and as of the Closing with the same force and effect as if made as of the Closing and (iii) Seller shall have received a certificate signed by two duly authorized executive officers of Purchaser to the foregoing effect and to the effect that the conditions specified within this Section 8.02(a) have been satisfied.

      (c)  Acquisition Documents.  Each of Parent and Purchaser shall have executed and delivered to the Seller Parties all Acquisition Documents to which it is a party.

ARTICLE 9
TERMINATION

    9.01.  Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing:

      (a) By mutual written agreement of the parties to this Agreement;

      (b) By the Seller Parties, or Parent and Purchaser at any time after December 31, 2001 (the "Outside Date") upon five (5) days' written notice to the other parties or party;

      (c) By Parent and Purchaser or the Seller Parties if there shall be or be pending any law or regulation that makes the consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or other Governmental Authority having competent jurisdiction;

      (d) By Parent and Purchaser if, in the reasonable opinion of Parent and Purchaser, any Required Governmental Approval will not be granted prior to the Outside Date or, if granted, will be subject to any of the conditions set forth in the last sentence of Section 7.03.

      (e) By Purchaser at any time following the expiration of fifteen (15) days from the date that Purchaser has given written notice to the Seller Parties that (i) the representations or warranties made by the Seller Parties herein (other than those representations and warranties relating to Excluded Assets and Excluded Liabilities) were not when made, or have ceased to be, individually or in the aggregate, true and correct in all material respects, or (ii) the representations or warranties made by the Seller Parties relating to Excluded Assets and Excluded Liabilities herein were not when made, or have ceased to be, individually or in the aggregate, true and correct in all material respects where such failure to be so true and correct would have a Material Adverse Effect on the Business; provided, however, that no termination under this clause (e) shall take effect if such inaccuracies, misrepresentations and breaches shall have been cured in all material respects within such 15-day period;

      (f)  By the Seller Parties at any time following the expiration of fifteen (15) days from the date that the Seller Parties have given written notice to Purchaser that the representations or warranties made by Purchaser herein were not when made, or have ceased to be, individually or in the aggregate, true and correct in all material respects; provided, however, that no termination under this clause (f) shall take effect if such inaccuracies, misrepresentations and breaches shall have been cured in all material respects within such 15-day period;

      (g) By Purchaser at any time following the expiration of fifteen (15) days from the date that Purchaser have given written notice to the Seller Parties of the failure by the Seller Parties to perform and satisfy in all material respects, any of their respective obligations under this Agreement required to be performed and satisfied by the Seller Parties on or prior to the Closing Date; provided, however, that no termination under this clause (g) shall take effect if such failures shall have been cured in all material respects within such 15-day period; and

      (h) By the Seller Parties at any time following the expiration of fifteen (15) days from the date that the Seller Parties have given written notice to Purchaser of the failure by Purchaser to perform and satisfy in all material respects, any of its obligations under this Agreement required to be performed and satisfied by Purchaser on or prior to the Closing Date; provided, however, that no termination under this clause (h) shall take effect if such failures shall have been cured in all material respects within such 15-day period.

      (i)  Notwithstanding anything to the contrary contained in this Section 9.01, with the exception of Section 9.01(a), a party may not terminate this Agreement if such party is then in material breach of any representation, warranty or covenant made by such party in this Agreement.

      (j)  Any party desiring to terminate this Agreement pursuant to any one or more of clauses (b) through (h) shall give written notice of such termination and the basis therefor to the other party.

    9.02.  Effect of Termination.  Any termination of this Agreement shall not affect any Liability of any party hereto to any other party hereto as a result of any breach of this Agreement.

ARTICLE 10
INDEMNIFICATION

    10.01.  General Survival.  Regardless of any investigation made by Parent or Purchaser, the representations and warranties of the Seller Parties contained in this Agreement shall survive the execution and delivery of this Agreement for a period beginning on the date hereof and ending at 5:00 p.m., California time, on the date that is (a) two (2) years after the date on which the Closing occurs and (b) with respect to any breach of the representations and warranties of Seller contained in Section 3.14, 3.17, 3.19 and 3.21, three months after the last day of the statute of limitations period for any third party claim relating thereto (as applicable, the "Survival Period"). Notwithstanding the foregoing, the following claims for indemnification shall survive until barred by the applicable statute of limitations: (a) claims asserted by Purchaser Indemnitees within the Survival Period; (b) claims asserted by Purchaser Indemnitees relating to Excluded Assets or Excluded Liabilities; (c) claims asserted by Seller Indemnitees relating to Purchased Assets or Assumed Liabilities; and (d) claims asserted by any Indemnified Party based on fraud or intentional misconduct.

    10.02.  Indemnification of Indemnitees; Indemnification Generally.

      (a) Subject to Section 10.01 and Section 10.06, from and after the Closing Date, Parent, Purchaser and their affiliates, officers, directors, shareholders, representatives and agents (collectively, the "Purchaser Indemnitees") shall be jointly and severally indemnified and held harmless by the Seller Parties from and against and in respect of any and all Losses incurred by, resulting from, arising out of, relating to, imposed upon or incurred by Parent or Purchaser or any other Purchaser Indemnitee by reason of: (i) any inaccuracy in or breach of any of any Seller Party's representations, warranties, covenants or agreements contained in this Agreement; (ii) any misrepresentation contained in the Seller Disclosure Schedule or in any certificate furnished to Purchaser or any other Purchaser Indemnitee hereunder by or on behalf of the Seller Parties in connection with the transactions contemplated by this Agreement; or (iii) any Excluded Asset or Excluded Liability.

      (b) From and after the Closing Date, the Seller Parties and their affiliates, officers, directors, shareholders, representatives and agents (collectively, the "Seller Indemnitees", and, together with the Purchaser Indemnitees, each "Indemnified Parties") shall be jointly and severally indemnified and held harmless by the Parent and Purchaser from and against and in respect of any and all Losses incurred by, resulting from, arising out of, relating to, imposed upon or incurred by a Seller Party or any other Seller Indemnitee by reason of any Purchased Asset or Assumed Liability.

      (c) For purposes of this Agreement, the term "Losses" means any and all deficiencies, judgments, settlements, demands, claims, suits, actions or causes of action, assessments, liabilities, losses, damages (whether direct, indirect, incidental or consequential), interest, taxes, fines, penalties, costs, expenses (including reasonable legal, accounting and other costs and expenses of professionals) incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification therefor, and interest on any of the foregoing from the date incurred until paid at the prime rate published from time to time by Silicon Valley Bank.

      (d) Any claims for indemnification hereunder must be set forth in writing, contain a reasonably detailed description of the nature of and the events or circumstances underlying the claim for indemnification hereunder and be received by the Seller Parties or Parent and Purchaser, as the case may be (the "Indemnifying Party") not later than the expiration of the applicable Survival Period (an "Indemnification Claim"). The failure of an Indemnified Party to give notice of any claim for indemnification promptly, but within the Survival Period, shall not adversely affect such Indemnified Party's right to indemnity hereunder except and to the extent that the Indemnifying Party is prejudiced as a result of such failure. Each such claim for indemnity shall expressly state that the Indemnifying Party shall have only the 30 business day period referred to in the next sentence to dispute or deny such claim. The Indemnifying Party shall have 30 business days following its receipt of an Indemnification Claim either to (a) acquiesce in such claim by giving such Indemnified Party written notice of such acquiescence or (b) object to the claim by giving the Indemnified Party written notice of the objection. If the Indemnifying Party does not object thereto within such 30 business day period, the Indemnified Party shall be entitled to be indemnified for all Losses reasonably and proximately incurred by such Indemnified Party in respect of such Indemnification Claim. If the Indemnifying Party duly objects within such 30-day period, the dispute shall be resolved in accordance with Section 13.11.

    10.03.  Third Party Claims.  If any Indemnified Party becomes aware of an actual or potential third party claim that such Indemnified Party believes, in good faith, may result in the assertion by it of an Indemnification Claim, the Indemnified Party shall notify the Indemnifying Party of such claim, and the Indemnifying Party shall be entitled to participate in any defense of such third party claim at the Indemnifying Party's expense as set forth in Section 10.04. The date of delivery of such notice shall be treated as the date of delivery of the Indemnification Claim by the Indemnified Party in respect of such claim.

    10.04.  Defense of Claims.  After receipt of an Indemnification Claim or other notice to the Indemnifying Party of a claim, including a third-party claim, hereunder, the Indemnifying Party shall be entitled, if it so elects and upon written notice to the Indemnified Party, to take control of the investigation, defense, settlement, negotiation, trial or other resolution of a claim or the remediation of any condition or event which otherwise entitles the Indemnitees to the benefit of any indemnity hereunder, and to employ and engage attorneys of its own choice reasonably satisfactory to the Indemnified Party to handle and defend the claim, or in the case of a condition or event, to employ such persons and to take such actions as it deems necessary to remediate such condition or event, at the Indemnifying Party's cost, risk and expense. If requested by the Indemnifying Party, the Indemnified Parties agree to cooperate with the Indemnifying Party and its counsel in contesting any claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the person asserting the third-party claim or any cross-complaint against any person or providing testimony or statements in connection therewith; provided, however, that if the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such action, suit or proceeding, the reasonable fees and expenses of counsel to the Indemnified Party shall be considered "Losses" for purposes of this Article 10 of the Agreement. The Indemnifying Party controlling any defense shall keep the Indemnified Party reasonably apprised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the Indemnified Party with respect thereto. Unless the Indemnifying Party obtains and delivers to the Indemnified Party a duly executed and legally binding complete release of such Indemnified Party, the Indemnifying Party shall not agree to any settlement of any third party claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld. If the Representative or the Indemnifying Party does not or cannot assume control of the defense of a third party claim, the Indemnified Party shall control such defense, and the fees and expenses of counsel to the Indemnified Party and other out-of-pocket expenses of the Indemnified Party shall be "Losses" for purposes of this Article 10. In the event that an Indemnified Party settles any claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, the Indemnifying Party shall have no indemnification obligation with regard to the settlement of such claim under this Article 10.

    10.05.  Payment of Indemnification Claims; Purchaser's Right of Set-Off.  Subject to Section 10.06, Purchaser, at its election, may demand payment of any Indemnification Claim hereunder from the Seller Parties and, in the absence of such demand, may set off any and all Indemnification Claims hereunder against all amounts owing to Seller pursuant to Article 11 (i) if Seller has acquiesced to such claim pursuant to Section 10.02(d) or (ii) such claim has been finally determined by agreement of the parties, final judicial determination or final settlement made in accordance with Section 10.04. Any exercise of such offset shall not be deemed a breach of Article 11 or any other section of this Agreement. Subject to Section 10.06, the Seller Parties shall remain liable for amounts which Purchaser does not set off pursuant to this Section 10.05.

    10.06.  Limitation.

      (a) The maximum liability of the Founder Shareholders shall not exceed $30,000,000 in respect of Indemnification Claims delivered under this Article 10 (i) prior to September 30, 2002, or (ii) thereafter in the event that Parent and Purchaser timely exercise the Put Right pursuant to Article 12. Notwithstanding the foregoing, if Parent and Purchaser fail to timely exercise the Put Right pursuant to Article 12, then (i) the Founder Shareholders shall have no liability in respect of Indemnification Claims delivered under this Article 10 after September 30, 2002; and (ii) the maximum liability of Seller in respect of Indemnification Claims delivered under this Article 10 after September 30, 2002 shall not exceed $9,300,000. The foregoing shall not be construed to limit in any way the liability of Seller under this Article 10 in respect of Indemnification Claims delivered prior to September 30, 2002 or thereafter in the event that Parent and Purchaser timely exercise the Put Right pursuant to Article 12.

      (b) Parent and Purchaser or the Seller Parties, as the case may be, shall not have any liability for any indemnification under this Article 10 (including, with respect to the Seller Parties, by way of set-off pursuant to Section 10.05) except to the extent that the aggregate amount of all Losses of the Seller Indemnitees or the Buyer Indemnitees, respectively, exceeds $10,000, which constitutes a deductible from the applicable Indemnifying Parties' obligations hereunder.

      (c) The rights of the Purchaser Indemnitees under this Article 10 shall be the exclusive remedy of Purchaser and Parent with respect to claims based upon a breach or alleged breach of the representations, warranties and covenants of the Seller Parties contained herein; provided, however, that such limitation shall not apply to the claims arising out of fraud or willful misstatements or omissions of any of the Seller Parties. Except as expressly set forth in this Agreement, none of the Seller Parties nor any of their respective representatives, agents, employees, shareholders or Affiliates makes or has made any representations or warranties, express or implied, in connection with the transactions contemplated by this Agreement.

      (d) If Parent or Purchaser exercises its Put Right pursuant to Article 12, then, upon the date of closing under such Put Right, the obligations of Purchaser and Parent under Section 10.02(b) hereof shall cease and be of no further force and effect. The remaining provisions of this Article 10 shall remain in effect (in addition to the indemnity provisions under the Repurchase Agreement) following the date of closing under such Put Right.

ARTICLE 11
EARNOUT AND INSTALLMENT PAYMENTS

    11.01.  Earnout Arrangements.

      (a)  Earnout Generally.  The parties acknowledge and agree that projected financial goals of the Investment Banking Business after the Closing are material factors in determining the valuation of Seller by Parent and Purchaser. Therefore, notwithstanding any provision of this Agreement to the contrary, any payment of Earnout Payments shall be made only in accordance with this Article 11.

      (b)  Earnout as Purchase Price.  The Earnout Payments do not constitute compensation for services but rather constitute part of the consideration for the Purchased Assets.

    11.02.  Earnout Payments.

    The Quarterly Earnout Payments and the Deferred Earnout Payment described in subsections (a) and (b) below (collectively, the "Earnout Payments") shall be payable to Seller as follows:

      (a)  Quarterly Earnout Payment.  Purchaser shall pay to Seller an amount equal to 75% of the pre-tax net income of the Investment Banking Business (the "Quarterly Earnout Payments") from the Closing Date until September 30, 2002, unless Parent or Purchaser exercises its Put Right pursuant to Article 12, in which case the Quarterly Earnout Payments shall cease on the date of closing under the Put Right, whether before or after September 30, 2002 (the "Quarterly Payment Cessation Date"). The Quarterly Earnout Payment will be paid on a quarterly basis forty-five (45) days following the end of each quarter (or, if the Quarterly Payment Cessation Date does not fall on the end of a quarter, forty-five (45) days following the Quarterly Payment Cessation Date, as applicable) in cash by wire transfer in immediately available funds to an account designated by Seller at least two business days prior to the date that the applicable Quarterly Earnout Payment becomes due.

      (b)  Deferred Earnout Payment.  Subject to Article 12, Purchaser shall pay to Seller an amount equal to fifteen times the amount by which the cumulative after-tax net income of the Investment Banking Business from October 1, 2002 to September 30, 2005 exceeds $26,500,000 (the "Deferred Earnout Payment"); provided, however, that the aggregate amount of any Deferred Earnout Payment payable pursuant to this Article 11 shall not exceed $75,000,000 less the amount of any Indemnification Claims offset against such payment pursuant to Section 10.05. The Deferred Earnout Payment will be payable within sixty (60) days following September 30, 2005, unless such payment date is otherwise extended by the written agreement of Seller and Purchaser, and may be paid, at the sole option of Parent and Purchaser, by delivery of cash, shares of Parent Common Stock, or a combination thereof as follows:

         (i) If all or a portion of the Deferred Earnout Payment is to be paid in cash, Purchaser shall deliver such amount by wire transfer in immediately available funds to an account designated by Seller at least two business days prior to the payment date;

        (ii) If all or a portion of the Deferred Earnout Payment is to be paid in shares of Parent Common Stock, Purchaser shall deliver to Seller (x) a stock certificate representing a number of whole shares of Parent Common Stock equal to the applicable dollar amount divided by the average closing price for a share of Parent Common Stock, as reported by the Nasdaq Stock Market for the 10 trading days ending on and including the second business day prior to September 30, 2005 (the "Average Closing Price") and (y) a check representing the cash consideration to which Seller is entitled on account of a fractional share of Parent Common Stock (determined by multiplying the Average Closing Price for Parent Common Stock by the fractional share interest to which Seller would otherwise be entitled).

      (c)  Calculation of Earnout Payments.

         (i) Each of the Earnout Payments shall be calculated by Purchaser in accordance with Schedule 11.02(c) and a copy of the calculation thereof (each an "Earnout Statement") shall be delivered by Purchaser to Seller as soon as practicable following the applicable calculation date for each Earnout Payment, but not later than 30 days thereafter. At such time, Purchaser shall deliver to Seller a certificate certifying that the Earnout Statement was prepared in accordance with the standards set forth on Schedule 11.02(c). The Seller Parties shall give Purchaser access to any and all data necessary to prepare the Earnout Statements. The Managing Director and other Founder Shareholders who are employees of Purchaser as of the payment date of such Earnout Payments shall have the right to participate with the representatives of Purchaser in the process of preparing the Earnout Statements and shall have access to all data, schedules and work papers used by Purchaser in preparing the Earnout Statements.

        (ii) Purchaser's calculation of any Earnout Payment evidenced by an Earnout Statement shall become final and binding upon the parties on (A) the 15th calendar day following notice to Seller of such Earnout Statement if calculated with regard to any Quarterly Earnout Payment, or (B) the 30th calendar day following notice to Seller of such Earnout Statement if calculated with regard to the Deferred Earnout Payment, unless Seller delivers written notice of its disagreement ("Notice of Disagreement") to Purchaser prior to such date. Any Notice of Disagreement shall specify the amounts set forth on the applicable Earnout Statement with which Seller disagrees. If a Notice of Disagreement is received by Purchaser in a timely manner, then the Earnout Payment (as recalculated in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve in writing any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date any disputed amounts are finally determined in accordance with the balance of this paragraph. During the 15-day period or 30-day period, as applicable, following the delivery of a Notice of Disagreement, the Purchaser and Seller shall seek in good faith to resolve in writing any differences which they may have with respect to any amount specified in the Notice of Disagreement or identified by Purchaser during said 15-day period or 30-day period, as applicable. If, at the end of such 15-day period or 30-day period, as applicable, Purchaser and Seller have not reached agreement on such amounts, the amounts which remain in dispute shall be recalculated by an accounting firm mutually agreed upon by Purchaser and Seller (the "Independent Accountants"). Any amounts so recalculated shall be final and binding on the parties (such recalculation hereinafter referred to as the "Final Settlement Payment").

        (iii) The fees and expenses of the Independent Accountants and the parties shall be paid proportionately by Purchaser and Seller in the following manner: The Independent Accountants shall calculate the amount equal to the difference (the "Amount in Dispute") between the amounts set forth in (A) the Earnout Statement prepared by Purchaser and (B) the Notice of Disagreement prepared by Seller. Purchaser shall pay (1) all of the expenses incurred by it or any of its Affiliates in connection with such arbitration (including attorneys' fees and legal expenses) and (2) that portion of the fees and expenses of the Independent Accountants equal to the product of the aggregate amount of such fees and expenses times a fraction the numerator of which is the difference between the amount set forth in the Earnout Statement and the Final Settlement Payment and the denominator of which is the Amount in Dispute. Seller shall pay (1) all of the expenses incurred by it or any of its Affiliates in connection with such arbitration (including attorneys' fees and legal expenses) and (2) that portion of the aggregate fees and expenses of the Independent Accountants remaining after Purchaser pays its portion as described above.

      (d)  Limitation on Earnout Payments.  Notwithstanding any provision to the contrary, (i) no income derived from any business of Purchaser other than the Investment Banking Business shall be included or considered in the determination of Quarterly Earnout Payments and the Deferred Earnout Payment; (ii) any right of Seller to receive the Earnout Payments shall terminate upon the exercise by Parent and Purchaser of the Put Right pursuant to Article 12 (other than Quarterly Earnout Payments accrued or which will accrue to the Quarterly Payment Cessation Date).

      (e)  Acceleration of Deferred Earnout Payment.  The Deferred Earnout Payment will be accelerated and will become immediately due in the full maximum amount of $75,000,000 less the amount of any Indemnification Claims offset against such payment pursuant to Section 10.05 upon a Parent Change of Control if (i) the business of the Corporate Finance Division is materially changed by Parent or Purchaser following the Parent Change of Control; or (ii) the Managing Director ceases to report directly to either (x) the Chief Executive Officer of Purchaser (who shall also be the Chief Executive Officer of Parent) or (y) the Chief Executive of Parent (if such individual is not also the Chief Executive Officer of Purchaser) following the Parent Change of Control. For the purposes hereof, a "Parent Change of Control" means a merger or consolidation, tender offer or sale of Parent or other disposition of all or substantially all of the assets of Parent or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of Parent or the acquisition by a Person or group of related Persons of 50% or more of the outstanding voting securities of Parent. The foregoing Section 11.02(e) shall terminate and have no further force and effect on September 30, 2005 unless acceleration shall have occurred prior to such date.

    11.03.  Installment Payment.  Subject to Section 12 and any offset for Indemnification Claims pursuant to Section 10.05, Purchaser shall pay to Seller $28,000,000 (the "Installment Payment") as provided below. The Installment Payment will be payable to Seller as follows:

      (a) $9,333,333 of the Installment Payment will be payable 50% in cash and 50% in shares of Parent Common Stock on September 30, 2003.

      (b) $9,333,333 of the Installment Payment will be payable 50% in cash and 50% in shares of Parent Common Stock on September 30, 2004.

      (c) $9,333,333 of the Installment Payment will be payable 50% in cash and 50% in shares of Parent Common Stock on September 30, 2005.

With respect to any portion of the Installment Payment to be paid in shares of Parent Common Stock, Purchaser shall deliver to Seller on the applicable payment date (x) a stock certificate representing a number of whole shares of Parent Common Stock equal to the applicable dollar amount divided by the average closing price for a share of Parent Common Stock, as reported by the Nasdaq Stock Market for the 10 trading days ending on and including the second business day prior to the applicable payment date (the "Applicable Average Closing Price ")and (y) a check representing the cash consideration to which Seller is entitled on account of a fractional share of Parent Common Stock (determined by multiplying the Applicable Average Closing Price for Parent Common Stock by the fractional share interest to which Seller would otherwise be entitled). Notwithstanding the foregoing, any right of Seller to receive the Installment Payment shall terminate immediately upon the exercise by Parent and Purchaser of the Put Right pursuant to Article 12.

ARTICLE 12
PURCHASER PUT RIGHT

    12.01.  Put Right.

      (a) At any time following the Closing and prior to September 30, 2002, Parent and Purchaser may elect, in their sole discretion, to cause Seller to repurchase the Investment Banking Business (the "Put Right") on the terms and conditions set forth in the Form of Repurchase Agreement attached as Exhibit I hereto.

      (b) Upon the election of Parent and Purchaser to exercise the Put Right, Parent and Purchaser will be released from any obligation to pay the Deferred Payment, the Earnout Payments (other than Quarterly Earnout Payments accrued or which will accrue to the Quarterly Payment Cessation Date), the Installment Payment and the Employee Retention Payment.

ARTICLE 13
MISCELLANEOUS

    13.01.  Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (a) if personally delivered, when so delivered, (b) if mailed, three (3) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (c) if given by telex or telecopier, once such notice or other communication is transmitted to the telex or telecopier number specified below and the appropriate answer back or telephonic confirmation is received, provided that such notice or other communication is promptly thereafter mailed in accordance with the provisions of clause (b) above or (d) if sent through an overnight delivery service in circumstances to which such service guarantees next day delivery, the day following being so sent:

    if to Parent or Purchaser, to:

    Silicon Valley Bancshares
    3003 Tasman Drive
    Santa Clara, California 95054
    Attention: General Counsel
    Telephone: (408) 654-7400
    Telecopy: (408) 496-2495

    with a copy to:

    Gibson, Dunn & Crutcher LLP
    One Montgomery Street
    Telesis Tower
    San Francisco, California 94104
    Attention: Todd H. Baker, Esq.
    Telephone: (415) 393-8200
    Telecopy: (415) 986-5309

    if to any Seller Party, to:

    Alliant Partners
    435 Tasso Street, Third Floor
    Palo Alto, California 94301
    Attention: James Kochman
    Telephone: (650) 325-1541
    Telecopy: (650) 325-7692

    with a copy to:

    Latham & Watkins
    135 Commonwealth Drive
    Menlo Park, CA 94025
    Attn: Robert A. Koenig, Esq.
    Telephone: (650) 328-4600
    Telecopy: (650) 463-2600

    Any party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended. Any party hereto may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

    13.02.  Amendments; Waivers.

      (a) Any provision of this Agreement or any other Acquisition Document may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

      (b) No waiver by a party of any default, misrepresentation or breach of a warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of a warranty or covenant hereunder or under any other Acquisition Document or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement and each other Acquisition Document shall be cumulative and not exclusive of any rights or remedies provided under Applicable Law.

    13.03.  Expenses.  Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the other Acquisition Documents and in closing and carrying out the transactions contemplated hereby and thereby shall be paid by the party incurring such cost or expense.

    13.04.  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other party, which approval shall not be unreasonably withheld; provided, however, that each of Parent and Purchaser may assign its rights, interests or obligations under this Agreement, in whole or in part, without the consent or approval of the Seller Parties, to any existing or future affiliate of Purchaser or Parent to which the Investment Banking Business is transferred as an entirety, and which assumes all rights and duties of Purchaser or Parent, as applicable, under this Agreement, the Employment Agreements, the Noncompetition Agreements and the Repurchase Agreement (a "Permitted Successor").

    13.05.  Governing Law; Venue.  This Agreement shall be construed in accordance with and governed by the internal laws (without reference to choice or conflict of laws) of the State of California without regard to its principles of conflicts of law.

    13.06.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be an original, with the same effect as if the signatures were upon the same instrument and delivered in person. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

    13.07.  Entire Agreement.  This Agreement (including the Schedules and Exhibits referred to herein, which are hereby incorporated by reference) and the other Acquisition Documents constitute the entire agreement between and among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings and negotiations, both written and oral, between and among the parties with respect to the subject matter of this Agreement. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

    13.08.  Captions.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. All references herein to an Article, Section, subsection, paragraph, Exhibit or Schedule are references to an Article, Section, subsection, paragraph, Exhibit or Schedule of this Agreement or any of the other Acquisition Documents, unless otherwise specified, and include all subparts thereof.

    13.09.  Severability.  If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

    13.10.  Construction.  The parties hereto intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

    13.11.  Dispute Resolution.  All disputes arising directly under the express terms of this Agreement or the grounds for termination thereof shall be resolved as follows: The senior management of the parties involved in any dispute shall meet to attempt to resolve such dispute. If the dispute is not resolved by the senior management, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one day mediation, either party may begin litigation proceedings.

    13.12.  Cumulative Remedies.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided under Applicable Law.

    13.13.  Third Party Beneficiaries.  Other than Indemnitees under Article 10 who are not parties to this Agreement, no provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of Seller or any of its Affiliates and Associates (including any beneficiary or dependent thereof).

[This Space Left Blank Intentionally]

    IN WITNESS WHEREOF, the parties hereto here caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELLER PARTIES:
ALLIANT PARTNERS, a California corporation
By:	/s/ JAMES KOCHMAN
Title:	Managing Partner
FOUNDER SHAREHOLDERS
/s/ THOMAS BENTLEY Thomas Bentley
/s/ JAMES KOCHMAN James Kochman
/s/ NORMAN T. HALL Norman T. Hall
/s/ GEORGE VON GEHR George Von Gehr
PURCHASER:
SVB SECURITIES, INC., a California corporation
By:	/s/ KENNETH P. WILCOX
Title:	CEO
PARENT:
SILICON VALLEY BANCSHARES, a Delaware corporation
By:	/s/ KENNETH P. WILCOX
Title:	CEO and President

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TABLE OF CONTENTS
ASSET PURCHASE AGREEMENT
W I T N E S S E T H
AGREEMENT: ARTICLE 1 DEFINITIONS
ARTICLE 2 PURCHASE AND SALE
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER
ARTICLE 5 COVENANTS OF SELLER PARTIES
ARTICLE 6 COVENANTS OF PARENT AND PURCHASER
ARTICLE 7 COVENANTS OF SELLER, PURCHASER AND PARENT
ARTICLE 8 CONDITIONS TO CLOSING
ARTICLE 9 TERMINATION
ARTICLE 10 INDEMNIFICATION
ARTICLE 11 EARNOUT AND INSTALLMENT PAYMENTS
ARTICLE 12 PURCHASER PUT RIGHT
ARTICLE 13 MISCELLANEOUS